EXHIBIT 99.1

BELL CANADA ENTERPRISES

BCE

Q3

2009 third quarter shareholder report

November 11, 2009

C O N T E N T S

MD&A	2
About Forward-Looking Statements	2
About Our Business	3
Quarterly Financial Information	6
Financial Results Analysis	7
Consolidated Analysis	7
Segmented Analysis	11
Financial and Capital Management	17
Updates to Our Regulatory Environment	20
Assumptions and Risks that Could Affect Our Business and Results	22
Our Accounting Policies	25
Controls and Procedures	27
Non-GAAP Financial Measures	27
Consolidated Financial Statements	30
Notes to Consolidated Financial Statements	34

Management’s Discussion and Analysis

In this management’s discussion and analysis of financial condition and results of operations (MD&A), we, us, our and BCE mean BCE Inc., its subsidiaries and joint ventures. Bell Canada is, unless otherwise indicated, referred herein as Bell, and comprises our Bell Wireline and Bell Wireless segments. Bell Aliant means Bell Aliant Regional Communications Income Fund and its affiliated entities.

All amounts in this MD&A are in millions of Canadian dollars, except where noted.

Please refer to the unaudited consolidated financial statements for the third quarter of 2009 when reading this MD&A. We also encourage you to read BCE Inc.’s MD&A for the year ended December 31, 2008 dated March 11, 2009 (BCE 2008 Annual MD&A), as updated in BCE Inc.’s 2009 First Quarter MD&A dated May 6, 2009 (BCE 2009 First Quarter MD&A) and 2009 Second Quarter MD&A dated August 5, 2009 (BCE 2009 Second Quarter MD&A). In preparing this MD&A, we have taken into account information available to us up to November 11, 2009, the date of this MD&A, unless otherwise stated.

You will find more information about us, including BCE Inc.’s annual information form for the year ended December 31, 2008 dated March 11, 2009 (BCE 2008 AIF), on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

This MD&A comments on our operations, performance and financial condition for the three months (Q3) and nine months (YTD) ended September 30, 2009 and 2008.

About Forward-Looking Statements

This MD&A contains forward-looking statements concerning, among others, BCE’s objectives, plans, strategic priorities, financial condition, results of operations and business outlook. A statement we make is forward-looking when it uses what we know and expect today to make a statement about the future. Forward-looking statements may include words such as aim, anticipate, assumption, believe, could, expect, goal, guidance, intend, may, objective, outlook, plan, seek, should, strategy, strive, target and will. All such forward-looking statements are made pursuant to the ‘safe harbour’ provisions of applicable Canadian securities laws and of the United States Private Securities Litigation Reform Act of 1995.
     Unless otherwise indicated by us, forward-looking statements in this MD&A describe our expectations at November 11, 2009. Except as may be required by Canadian securities laws, we do not undertake any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. Forward-looking statements, by their very nature, are subject to numerous risks and uncertainties and are based on several assumptions which give rise to the possibility that actual results could differ materially from our expectations expressed in or implied by such forward-looking statements and that our objectives, strategic priorities and business outlook may not be achieved. As a result, we cannot guarantee that any forward-looking statement will materialize. These forward-looking statements assume, in particular, that many of our lines of business will be resilient to the current economic downturn. However, we caution that the current adverse economic conditions make our forward-looking statements and underlying assumptions subject to greater uncertainty and that, consequently, they may not materialize. It is impossible to predict with certainty the full impact that the current economic downturn and credit crisis will have on our business or residential customers’ purchasing patterns. Forward-looking statements are provided in this MD&A for the purpose of giving information about management’s current expectations and plans relating to 2009 and allowing investors and others to get a better understanding of our operating environment. However, readers are cautioned that it may not be appropriate to use such forward-looking statements for any other purpose.
     Forward-looking statements made in this MD&A are based on a number of assumptions that we believed were reasonable on the day we made the forward-looking statements. Refer, in particular, to the section of this MD&A entitled Assumptions and Risks that Could Affect Our Business and Results for a discussion of certain assumptions we have made in preparing forward-looking statements. Unless otherwise indicated in this MD&A, in the BCE 2009 First Quarter MD&A or in the BCE 2009 Second Quarter MD&A, the strategic priorities, business outlooks and assumptions described in the BCE 2008 Annual MD&A remain substantially unchanged.
     Factors that could cause actual results or events to differ materially from our expectations expressed in or implied by our forward-looking statements include: general economic and credit market conditions, the level of consumer confidence and spending, and the demand for, and prices of, our products and services; our ability to implement our strategies and plans in order to produce the expected benefits; our ability to continue to implement our cost reduction initiatives and contain capital intensity while seeking to improve customer service; the intensity of competitive activity, including the increase in wireless competitive activity that could result from Industry Canada’s licensing of advanced wireless services (AWS) spectrum, and the resulting impact on our ability to retain existing and attract new customers, and on our pricing strategies and financial results; increased contributions to employee benefit plans; our ability to respond to technological changes and rapidly offer new products and services; events affecting the functionality of, and our ability to protect, maintain and replace, our networks, information technology (IT) systems and software; our ability to maintain customer service and our networks operational in the event of the occurrence of epidemics, pandemics and other health risks; events affecting the ability of third-party suppliers to provide to us essential products and services; labour disruptions; the potential adverse effects on our Internet and wireless businesses of network congestion due to a significant increase in broadband demand; our ability to raise the capital we need to implement our business plan, including for BCE Inc.’s

2  BCE INC.  Q3 2009  QUARTERLY REPORT

Management’s Discussion and Analysis

dividend payments and to fund capital and other expenditures; our ability to discontinue certain traditional services as necessary to improve capital and operating efficiencies; regulatory initiatives or proceedings, litigation and changes in laws or regulations; launch and in-orbit risks of satellites used by Bell ExpressVu Limited Partnership (Bell TV); competition from unregulated U.S. direct-to-home (DTH) satellite television services sold illegally in Canada and the theft of our satellite television services; BCE Inc.’s dependence on its subsidiaries’ ability to pay dividends; stock market volatility; depending, in particular, on the economic, competitive and technological environment at any given time, and subject to dividends being declared by the board of directors, there can be no certainty that BCE Inc.’s dividend policy will be maintained; Bell Aliant’s ability to make distributions to BCE Inc. and Bell Canada; health concerns about radio frequency emissions from wireless devices; and loss of key executives. These and other risk factors that could cause actual results to differ materially from our expectations expressed in or implied by our forward-looking statements are discussed throughout this MD&A and, in particular, under Assumptions and Risks that Could Affect Our Business and Results and Updates to Our Regulatory Environment.
     We caution readers that the risks described above are not the only ones that could impact us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also have a material adverse effect on our business, financial condition or results of operations.
     Except as otherwise indicated by us, forward-looking statements do not reflect the potential impact of any non-recurring or other unusual items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof. The financial impact of these transactions and non-recurring and other unusual items can be complex and depends on the facts particular to each of them. We therefore cannot describe the expected impact in a meaningful way or in the same way we present known risks affecting our business.

About Our Business

QUARTER IN REVIEW

Revenues at Bell increased 1.2% in the third quarter of 2009, reflecting higher year-over-year product sales from the acquisitions of The Source and the remaining 50% of the equity of Virgin Mobile Canada (Virgin) not already owned. Service revenues decreased, year over year, as growth in revenues from our video, Internet, wireless data, and Internet Protocol (IP) broadband connectivity services were more than offset by lower service revenues in our Business Markets unit, which is comprised of our Enterprise, Small and Medium-sized (SMB) and Bell West units. The recession and slow pace of economic recovery adversely impacted the performance of our Business Markets unit, which experienced higher network access service (NAS) line losses and reduced equipment sales this quarter. Wireless voice revenues also continued to trend negatively in the quarter. Wireless average revenue per user (ARPU) declined mainly as a result of customer migration to lower rate plans, reduced usage and lower roaming revenues as customers reacted to a weaker economy. In light of moderating service revenues, we continued to focus on reducing the cost base of our operations and implementing efficiency improvement initiatives to enable a sustained reduction of operating costs and achieve favourable growth in EBITDAA, Adjusted net earningsB and free cash flowC.
     Bell’s operating income was 25.9% higher this quarter, compared with the same period last year, due mainly to lower restructuring and other charges and higher EBITDA. Bell’s EBITDA increased 1.5% in Q3 2009, benefitting from higher overall operating revenues and continued tight cost control, despite the negative impact of higher pension costs which reduced EBITDA by 1.4 percentage points, year over year, and the costs relating to a significantly higher number of new wireless subscriber activations compared with the third quarter of 2008.
     Notwithstanding the sluggish economy and continued competitive marketing intensity across all product lines, we enjoyed improved subscriber acquisitions this quarter from our growth services, comprised mainly of wireless, video, and high-speed Internet services, which was led by the strong performance of our Wireless unit.
     Total wireless net activations in Q3 2009 increased 15.4% year over year, representing our best result since the third quarter of 2007. Our success reflected the strong consumer response to our array of new data-capable handsets and smartphones, growth in activations of wireless Internet sticks, the success of our promotional offers and marketing campaigns, and better sales execution through our independent retail channels. We reported a record number of third-quarter postpaid net activations, which increased 8% year over year, and represented 90% of our total wireless net activations in Q3 2009.
     Our Bell TV unit added 40,000 net video subscribers compared with 7,000 in the same quarter last year. Success was driven by strong direct and retail sales channel results as we continued to leverage our position as the industry leader in high definition (HD) programming, which also underpinned a 6.4% year-over-year increase in video ARPU.

(A) EBITDA (earnings before interest, taxes, depreciation and amortization of intangible assets) is a non-GAAP financial measure. See Non-GAAP Financial Measures – EBITDA in this MD&A for more details, including a reconciliation to the most comparable Canadian GAAP financial measure.

(B) Adjusted net earnings is a non-GAAP financial measure. See Non-GAAP Financial Measures – Adjusted net earnings in this MD&A for more details, including a reconciliation to the most comparable Canadian GAAP financial measure.

(C) Free cash flow is a non-GAAP financial measure. See Non-GAAP Financial Measures – Free cash flow in this MD&A for more details, including a reconciliation to the most comparable Canadian GAAP financial measure.

BCE INC.  Q3 2009  QUARTERLY REPORT  3

Management’s Discussion and Analysis

     In a maturing Canadian Internet market, which has resulted in slower high-speed Internet subscriber growth for the overall industry, and aggressive acquisition offers from the cable TV competitors, we added 22,000 net high-speed Internet subscribers in Q3 2009. Although this represents 11,000 fewer total new net subscribers compared to the same quarter in 2008, due mainly to higher business customer deactivations as a result of the weak economy, residential high-speed Internet net activations increased year over year. Improved residential sales were driven largely by our competitive product offers that are supported by full installation service and an increased number of customers using our fibre-to-the-node (FTTN) network.
     Bell’s total NAS line losses in the third quarter of 2009 increased year over year, due mainly to a higher number of business NAS disconnections and fewer new installations because of the economic slowdown. Even with higher business customer line losses, our annualized rate of total NAS erosion in Q3 2009 was unchanged year over year at 5.8%, due to the continued solid performance of our residential business. Our retail residential NAS line losses improved for an eighth consecutive quarter, due mainly to a higher number of customer winbacks, and effective marketing.
     Capital expenditures at Bell were 4.1%, or $23 million, higher in Q3 2009 compared with the same quarter last year, as a result of continued strategic focus on the completion of our High-Speed Packet Access (HSPA) wireless network and the deployment of a high-speed FTTN broadband network. Capital spending intensity was 15.5% of revenues in Q3 2009 versus 15.1% in Q3 2008.
     BCE’s operating revenues increased 0.5% in the third quarter of 2009, mainly as a result of higher revenues at Bell as described above, while EBITDA improved 1.8%, despite higher pension expense, reflecting our ability to contain costs in a difficult economic environment.
     BCE’s cash flow from operating activities was $1,537 million in Q3 2009, compared with $1,649 million in Q3 2008. Free cash flow available to BCE Inc.’s common shareholders increased to $649 million this quarter from $86 million in the third quarter of 2008. The year-over-year improvement was due to the purchase of new wireless spectrum licences in Q3 2008 as well as to higher pre-pension EBITDA, offset partly by increased pension contributions, higher capital spending, and decreased working capital at Bell compared to the previous year.
     Net earnings applicable to common shares for the third quarter of 2009 were $558 million, or $0.72 per common share, compared with $248 million, or $0.31 per common share, in the third quarter of 2008. The year-over-year increase in earnings was due mainly to the favourable resolution of uncertain tax positions, and lower restructuring and other charges. Adjusted net earnings increased 40%, year over year, to $0.84 per common share in Q3 2009 from $0.60 per share in Q3 2008, primarily as a result of the aforementioned favourable resolution of uncertain tax positions, higher EBITDA, and fewer common shares outstanding due to share repurchases under BCE Inc.’s normal course issuer bid (NCIB) program completed in May 2009.
     We also made further progress in executing a number of significant initiatives that support our key strategic imperatives to Invest in Broadband Networks and Services, Accelerate Wireless and Leverage Wireline Momentum. These initiatives included the launch, on November 4, 2009, of a new national HSPA wireless network, a wireless HSPA roaming agreement with AT&T, the introduction into our product lineup of three of the most popular mobile smartphones on the market today (the Apple iPhone, Palm Pre, and BlackBerry Tour) the ongoing deployment of our high-speed FTTN network that now reaches more than 2.8 million homes, and the addition of multiple new HD channels that further strengthen Bell TV’s leadership in HD television. We also combined our Enterprise, SMB and Bell West units into a single business-focused unit called Bell Business Markets to improve customer focus and optimize efficiency.
     In terms of our strategic imperative to improve customer service, we met more than 91% of our commitments for Same Day Next Day service this quarter and reduced repair call centre volumes by 17% year over year. Our Full Install service saw a greater than 20% improvement in the number of callbacks from customers. During the busy July move period in Québec, we completed a majority of our new installs within 48 hours. At Bell Business Markets, we reduced customer outages in our Core Data and Broadband services by more than 30% compared to last year. As a result of upgraded online and over-the-phone options, Bell’s wireless customers have taken advantage of self service capabilities for basic service issues, which has improved overall customer satisfaction levels while saving costs for the company.

Bell Customer Connections

		TOTAL
	Q3 2009	CONNECTIONS
	NET	SEPTEMBER 30,
(in thousands)	ACTIVATIONS	2009

NAS	(103)	7,097

Growth services portfolio:
Wireless	135	6,707
High-speed Internet	22	2,084
Video	40	1,924

Total	197	10,715

4  BCE  INC.  Q3 2009  QUARTERLY REPORT

Management’s Discussion and Analysis

OTHER CORPORATE AND BUSINESS DEVELOPMENTS

Launch of New Wireless Network

On November 4, 2009, we participated in the launch of a new wireless HSPA network. Supporting full global roaming as well as a wide range of new smartphones, wireless Internet sticks, and other leading-edge mobile devices, the new network is the broadest HSPA network in Canada delivering high-speed mobile access at up to 21 megabits per second to 93% of the Canadian population and covering almost 20,000 cities and towns in both urban and rural locations. The vast majority of the new network was built with high-speed fibre and an all-IP architecture for enhanced reliability. Together with our existing EVDO network, HSPA will allow Bell to offer Canadians the best of all wireless worlds: the international reach of HSPA supporting full global roaming, the superior North American coverage offered by EVDO and the unique mobile products produced for each network technology.
     This investment in HSPA technology, which supports our strategic imperatives to Invest in Broadband Networks and Services and Accelerate Wireless, will enable us to offer our customers the broadest range and choice possible with the latest wireless services and will facilitate our migration to global Fourth Generation (4G) wireless platforms in the years to come. The deployment cost of and time-to-market for the new HSPA network was greatly reduced by leveraging our existing national network-sharing agreement with TELUS Communications Company (TELUS), where each company was responsible for building half of the HSPA coverage across Canada.

Wireless Roaming Partnership and Launch of New Smartphones

In line with our strategic imperative to Accelerate Wireless, on August 6, 2009, we announced the signing of a reciprocal wireless roaming agreement with AT&T, the largest HSPA operator in the United States, that will enable AT&T wireless customers to roam on Bell’s new wireless HSPA network when it launches, while providing Bell customers access to AT&T’s GSM and wireless networks in the United States.
     In August 2009, we launched several new mobile smartphones for use on our EVDO network, including the BlackBerry Tour 9630 and the Palm Pre, which is currently available in Canada exclusively from Bell.
     Subsequent to the end of the quarter, we announced an agreement with Apple to bring the iPhone 3G and the iPhone 3GS to Canada this November to coincide with the commercial launch of the new HSPA network. This announcement means that Bell will be the only carrier in Canada to offer the three most popular smartphones in the world – the Apple iPhone, RIM’s Blackberry series and the Palm Pre.

Bell Canada Renews $3 Billion Medium-Term Notes (MTN) Program

Bell Canada filed, with various securities regulatory authorities in all the provinces of Canada, a short form base shelf prospectus and a prospectus supplement dated September 3, 2009 and September 4, 2009, respectively. The filings were made to renew Bell’s MTN program and will enable Bell Canada to offer up to $3 billion of MTN Debentures from time to time over a 25-month period. The MTN Debentures will be fully and unconditionally guaranteed by Bell Canada’s parent, BCE Inc. The MTN program was renewed to provide Bell Canada with continued financial flexibility and efficient access to the capital markets.

Supreme Court of Canada Ruling on Use of Deferral Account Funds

On September 18, 2009, the Supreme Court of Canada ruled that a Canadian Radio-television and Telecommunications Commission (CRTC) decision affecting how Bell can use funds which have been set aside in a deferral account will stand as originally issued in February 2006 as updated in Telecom Decision CRTC 2008-1. In light of the Supreme Court of Canada ruling and of the recent re-establishment of the deferral account follow-up processes by the CRTC, Bell Canada recorded a charge of $152 million for the years 2002 to 2006 in restructuring and other in Q3 2009 to reflect its current estimate of the remaining amount of its deferral account commitment. The allocation of this amount between returns to customers and additional broadband expansion is yet to be determined.

BCE INC.  Q3 2009  QUARTERLY REPORT  5

Management’s Discussion and Analysis

Quarterly Financial Information

The following table shows selected consolidated financial data of BCE, prepared in accordance with Canadian generally accepted accounting principles (GAAP), for the eight most recently completed quarters. This information has been prepared on the same basis as the annual consolidated financial statements, but is unaudited.

		2009			2008			2007

	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4

Operating revenues	4,457	4,297	4,331	4,476	4,437	4,388	4,360	4,498
EBITDA	1,801	1,791	1,760	1,741	1,769	1,743	1,751	1,675
Depreciation	(636)	(630)	(625)	(683)	(619)	(612)	(623)	(617)
Amortization of intangible assets	(192)	(191)	(193)	(185)	(173)	(175)	(194)	(166)
Restructuring and other	(191)	(146)	(108)	(207)	(310)	(71)	(283)	(146)

Operating income	782	824	834	666	667	885	651	746
Earnings from continuing operations	584	376	412	23	303	415	292	2,412
Discontinued operations	–	(4)	(6)	(41)	(23)	(23)	(3)	(24)

Net earnings (loss)	584	372	406	(18)	280	392	289	2,388
Net earnings (loss) applicable to common shares	558	346	377	(48)	248	361	258	2,354
Included in net earnings:
Net gains (losses) on investments
Continuing operations	36	–	1	(346)	(14)	4	(2)	1,883
Discontinued operations	(4)	(3)	–	(26)	(16)	(20)	–	(13)
Restructuring and other	(123)	(98)	(70)	(117)	(210)	(48)	(197)	(93)

Net earnings (loss) per common share
Continuing operations – basic	0.72	0.45	0.49	(0.01)	0.34	0.48	0.32	2.96
Continuing operations – diluted	0.72	0.45	0.49	(0.01)	0.33	0.48	0.32	2.95
Net earnings – basic	0.72	0.45	0.48	(0.06)	0.31	0.45	0.32	2.93
Net earnings – diluted	0.72	0.45	0.48	(0.06)	0.30	0.45	0.32	2.92
Average number of common shares outstanding – basic (millions)	767.2	769.0	788.3	806.4	806.0	805.6	805.3	805.2

6  BCE  INC.  Q3 2009  QUARTERLY REPORT

Management’s Discussion and Analysis

Financial Results Analysis

This section provides detailed information and analysis about our performance in the third quarter of 2009 and YTD 2009 compared with the third quarter of 2008 and YTD 2008. It focuses on our consolidated operating results and provides financial information for each of our operating segments.

CONSOLIDATED ANALYSIS

	Q3 2009	Q3 2008	% CHANGE		YTD 2009	YTD 2008	% CHANGE

Operating revenues	4,457	4,437	0.5%		13,085	13,185	(0.8%	)
Cost of revenue, exclusive of depreciation and amortization	(1,152)	(1,087)	(6.0%	)	(3,267)	(3,215)	(1.6%	)
Selling, general and administrative expenses	(1,504)	(1,581)	4.9%		(4,466)	(4,707)	5.1%

EBITDA	1,801	1,769	1.8%		5,352	5,263	1.7%
Depreciation	(636)	(619)	(2.7%	)	(1,891)	(1,854)	(2.0%	)
Amortization of intangible assets	(192)	(173)	(11.0%	)	(576)	(542)	(6.3%	)
Restructuring and other	(191)	(310)	38.4%		(445)	(664)	33.0%

Operating income	782	667	17.2%		2,440	2,203	10.8%
Other (expense) income	(24)	2	n.m.		(46)	30	n.m.
Interest expense	(171)	(193)	11.4%		(541)	(584)	7.4%

Pre-tax earnings from continuing operations	587	476	23.3%		1,853	1,649	12.4%
Income tax recovery (expense)	87	(82)	n.m.		(227)	(385)	41.0%
Non-controlling interest	(90)	(91)	1.1%		(254)	(254)	0.0%

Earnings from continuing operations	584	303	92.7%		1,372	1,010	35.8%
Discontinued operations	–	(23)	100.0%		(10)	(49)	79.6%

Net earnings	584	280	n.m.		1,362	961	41.7%
Dividends on preferred shares	(26)	(32)	18.8%		(81)	(94)	13.8%

Net earnings applicable to common shares	558	248	n.m.		1,281	867	47.8%

Earnings per share (EPS)	0.72	0.31	n.m.		1.65	1.08	52.8%

Adjusted EPS	0.84	0.60	40.0%		1.99	1.70	17.1%

n.m.: not meaningful

Operating Revenues

Total operating revenues at BCE were $4,457 million in Q3 2009 and $13,085 million in the first nine months of 2009, compared with $4,437 million and $13,185 million in the same respective periods last year.
     Bell revenues increased 1.2% in the third quarter of 2009 to $3,788 million from $3,742 million in the same quarter last year, due to higher revenues generated by both our Bell Wireline and Bell Wireless segments. Total Bell revenues in the third quarter of 2009 were composed of service revenues totalling $3,402 million, representing a 1.6% decline when compared with Q3 2008, and product revenues of $386 million representing a 36% increase year over year.
     Bell Wireline segment revenues increased 1.0% in Q3 2009, compared with the same quarter last year, due to higher product revenues resulting from the inclusion of revenues starting this quarter from the acquisition of The Source that closed on July 1, 2009. Growth in revenues from our video, Internet, and IP broadband connectivity services also contributed to the year-over-year improvement. This was partly offset by lower residential local voice and long distance revenues reflecting a decline in the NAS customer base, higher business NAS access line losses and reduced equipment sales to business customers given the current weak economic environment, and decreased connectivity revenues stemming mainly from business customer losses and competitive pricing pressures.
     Bell Wireless reported stable revenues in Q3 2009, increasing by 0.3% year over year. Growth in wireless revenues resulting from a larger subscriber base, increased data usage, and the revenue contribution from the acquisitions on July 1, 2009 of The Source and the remaining 50% of the equity of Virgin not already owned, was largely offset by decreased service revenues attributable to weaker voice ARPU in 2009 compared with last year. The decline in voice ARPU, year over year, was the result of a softer economy, which adversely affected both consumer and business discretionary spending, and ongoing competitive pricing pressures as a result of increased industry penetration of flanker brands.
     In the first nine months of 2009, Bell’s revenues remained relatively stable, decreasing 0.3% to $11,038 million from $11,073 million in the same nine-month period in 2008. This reflected a 1.1% decline at Bell Wireline, offset partly by an increase of 0.4% at Bell Wireless. Total Bell revenue was composed of service revenues of $10,156 million year to date, representing a 0.7% decline when compared to the first nine months of 2008, and product revenues of $882 million, representing a 4.6% increase year over year.

BCE INC.  Q3 2009  QUARTERLY REPORT  7

Management’s Discussion and Analysis

     Revenues at Bell Aliant were 3.2% and 4.1% lower in the third quarter and first nine months of 2009, respectively, compared with the same periods last year, due to the continued erosion of its local wireline and long distance businesses and lower IT revenues and telecom product sales. This was partly offset by higher revenues from growth in Internet, IP-based broadband connectivity services, and wireless. The wind-down of the operations of Atlantic Mobility Products (AMP) in the third quarter of 2008 following Bell Canada’s notification that it would terminate its contract with AMP as its exclusive distributor in Atlantic Canada also adversely impacted Bell Aliant’s year-to-date revenues in 2009.
     See Segmented Analysis for a discussion of operating revenues on a segmented basis.

Operating Expenses

Operating expenses for BCE decreased 0.4% and 2.4% in the third quarter and first nine months of 2009 to $2,656 million and $7,733 million, respectively, from $2,668 million and $7,922 million in the corresponding periods in 2008. The year-over-year improvement was due to lower selling, general and administrative expenses, offset partly by higher cost of revenue.
     Cost of revenue was $1,152 million in the third quarter of 2009, up 6.0% when compared to $1,087 million in the same quarter last year. Similarly, cost of revenue in the first nine months of 2009 increased 1.6% to $3,267 million from $3,215 million in the corresponding period in 2008. In both cases, higher cost of revenue can be attributed mainly to higher product costs, year over year, consistent with an increase in total product revenues, due to the acquisitions of The Source and the remaining 50% of Virgin. Higher costs associated with supporting increased wireless data usage and providing more mobile data content, higher cost of service at Bell TV from a larger subscriber base and increased programming costs, as well as higher U.S. dollar hedge rates in 2009 on our U.S. dollar-denominated purchases of wireless devices, video set-top boxes (STBs) and cross-border exchange traffic, also contributed to higher cost of revenue year over year. These factors were partly offset by the favourable impact of lower overall wireline and wireless network-related costs, and reduced payments to other carriers as a result of the combined impact of decreased volumes settled on other carriers’ networks and lower rates.
     Selling, general and administrative expenses include salaries, wages and benefits not directly attributable to a service or a product, net benefit plans cost, bad debt expense, taxes other than income, marketing, advertising and sales commission costs, customer billing, call centre and IT costs, professional service fees and rent. Selling, general and administrative expenses decreased 4.9% to $1,504 million in Q3 2009 from $1,581 million in the same quarter of 2008 and 5.1% to $4,466 million in the first nine months of 2009 from $4,707 million in the corresponding period last year. The year-over-year improvements were the result of:

  lower labour costs due to a reduced workforce, decreased use of consultants and contractors, and a cutback in outsourced labour resulting mainly from reduced call centre volumes and IT project-related activity lower wireless subscriber acquisition costs and retention spending decreased wireline marketing and promotion expenses

  reduced discretionary spending in areas such as travel and entertainment.

These factors were partly offset by a number of cost increases at Bell in 2009, including:

  increased customer care costs, including increased warranty and repair costs, as a result of supporting more sophisticated wireless devices and mobile services higher overhead costs stemming from the acquisitions of The Source and Virgin higher net benefit plans cost.

Operating Income

BCE’s operating income was $782 million this quarter and $2,440 million year to date, compared with $667 million and $2,203 million in the same respective periods in 2008. The year-over-year increases were due primarily to higher restructuring and other charges in the third quarter and first nine months of 2008 totalling $310 million and $664 million, respectively, which included amounts recorded for involuntary workforce reduction initiatives, the relocation of employees and closing of real estate facilities that are no longer needed as a result of a reduced workforce, the CRTC’s decision in Q1 2008 to approve the use of deferral account funds for the uneconomic expansion of broadband service, and costs associated with the proposed privatization of BCE Inc. This compared with restructuring and other items this year of $191 million in the third quarter and $445 million year to date, reflecting amounts for voluntary and involuntary workforce reduction initiatives, including a retirement incentive for unionized employees, the consolidation of employees to campus environments, and a charge recorded as a result of a Supreme Court of Canada ruling relating to the disposition of Bell’s remaining deferral account fund balance with the CRTC.
     Operating income before restructuring and otherD for BCE in Q3 2009 was $973 million, down 0.4% as compared with $977 million in the same quarter last year. The year-over-year decrease was attributable mainly to lower operating income before restructuring and other items at Bell. Conversely, in the first nine months of this year, BCE’s operating income before restructuring and other increased 0.6% to $2,885 million from $2,867 million in the corresponding period in 2008.

(D) Operating income before restructuring and other is a non-GAAP financial measure. See Non-GAAP Financial Measures – Operating income before restructuring and other in this MD&A for more details, including a reconciliation to the most comparable Canadian GAAP financial measure.

8  BCE  INC.  Q3 2009  QUARTERLY REPORT

Management’s Discussion and Analysis

     Similarly to BCE, Bell’s operating income totalled $583 million this quarter and $1,860 million year to date, up from $463 million and $1,623 million in the third quarter and first nine months of 2008, as a result of lower restructuring and other costs in 2009 compared with the previous year.
     Bell’s operating income before restructuring and other was $760 million and $2,278 million in the third quarter and first nine months of 2009, respectively, down 1.7% and 0.4% from $773 million and $2,287 million in the corresponding periods in 2008. The year-over-year decreases were the result of higher net benefit plans cost and increased depreciation and amortization expense, offset partly by lower operating expenses and higher operating revenues as described above.
     At Bell Aliant, operating income was down 2.5% to $199 million in Q3 2009 from $204 million in the same quarter last year. The year-over-year decrease was due to lower operating revenues and higher restructuring and other charges, offset in part by reduced operating expenses, driven largely by the positive impact of cost containment initiatives such as workforce reductions and tight control over discretionary expenses. Year to date, Bell Aliant’s operating income was unchanged at $580 million, compared with the first nine months of 2008.
     See Segmented Analysis for a discussion of operating income on a segmented basis.
     See Updates to Our Regulatory Environment for more details.

EBITDA

EBITDA at BCE increased 1.8% this quarter and 1.7% year to date to $1,801 million and $5,352 million, respectively, from $1,769 million and $5,263 million in the corresponding periods in 2008. Mainly as a result of lower total operating expenses year over year, BCE’s EBITDA margin in the third quarter and first nine months of 2009 increased to 40.4% and 40.9%, respectively, from 39.9% in the same periods in 2008.
     Bell’s EBITDA was $1,448 million in Q3 2009, up 1.5% compared with $1,427 million in Q3 2008. This corresponds to an EBITDA margin of 38.2%, representing a 0.1 percentage point improvement over the third quarter of 2008. The year-over-year increase was driven by higher EBITDA at both our Bell Wireline and Bell Wireless segments, despite higher net benefit plans cost and the acquisition of a greater number of new wireless subscribers compared with the previous year. Year to date, Bell’s EBITDA increased 1.6% to $4,324 million in 2009 from $4,257 million in the previous year, representing an EBITDA margin improvement of 0.8 percentage points to 39.2%.
     Bell Wireless’ EBITDA increased 0.2% this quarter and 3.8% in the first nine months of 2009, despite modest year-over-year revenue growth, higher cost of product sales, and a significantly higher number of gross wireless activations, as a result of reduced network expenses, decreased roaming costs, lower subscriber cost of acquisition (COA), reduced marketing and sales expenses, and controlled customer retention and handset upgrade spending.
     EBITDA at our Bell Wireline segment increased 2.1% this quarter, due primarily to a decline in overall labour costs attributable to a reduced workforce, strict management of selling, general and administrative costs, and the acquisition of The Source. The ongoing decrease in higher-margin legacy voice and data revenues and increased net benefit plans cost for 2009, partly offset this year-over-year improvement. In the first nine months of 2009, EBITDA at Bell Wireline remained virtually stable, increasing 0.5% year over year.
     Bell Aliant’s EBITDA increased 3.2% and 2.2% in the third quarter and first nine months of 2009, respectively. The year-over-year improvement was the result of reduced operating expenses and lower net benefit plans cost, offset in part by decreased operating revenues.
     Higher net benefit plans cost had an adverse impact on Bell’s EBITDA in both the third quarter and first nine months of 2009. Net benefit plans cost at Bell totalled $64 million this quarter and $191 million year to date, representing increases of 52% and 46%, compared with $42 million and $131 million in the same periods in 2008. The year-over-year increase was due to a lower expected return on plan assets, prior period gains that were fully amortized in 2008 and higher amortization of actuarial losses, offset partly by a higher discount rate. Net benefit plans cost at Bell Aliant improved year over year, decreasing to $22 million this quarter and $71 million in the first nine months of 2009 from $27 million and $79 million in the same respective periods in 2008. Accordingly, net benefit plans cost for BCE increased to $86 million in Q3 2009 from $69 million in Q3 2008 and to $262 million in the first nine months of 2009 from $210 million last year.

Depreciation and Amortization of Intangible Assets

Depreciation

Depreciation of $636 million in the third quarter of 2009 represented an increase of $17 million, or 2.7%, compared to $619 million for the same period last year, and reflects a higher asset base.
     Depreciation of $1,891 million on a year-to-date basis in 2009 represented an increase of $37 million, or 2.0%, compared to $1,854 million in 2008. The increase was mainly due to a higher asset base, partly offset by a $12 million charge as a result of an impairment of certain fixed assets in the first quarter of 2008 and a $7 million charge at Bell Aliant on the finalization of the purchase price allocation in the first quarter of 2008 related to its privatization of the Bell Nordiq Income Fund (Bell Nordiq).

BCE INC.  Q3 2009  QUARTERLY REPORT  9

Management’s Discussion and Analysis

Amortization of Intangible Assets

Amortization of intangible assets of $192 million in the third quarter of 2009 represented an increase of $19 million, or 11.0%, compared to $173 million for the same period last year due to an increase in additions to our finite-life intangible assets.
     Amortization of $576 million on a year-to-date basis in 2009 represented an increase of $34 million, or 6.3%, compared to $542 million in 2008. The increase resulted from an increase in additions to our finite-life intangible assets, partly offset by 2008 charges of $11 million for an impairment of certain intangible assets and $9 million at Bell Aliant as the finalization of the purchase price allocation related to its privatization of Bell Nordiq resulted in an increase in intangible assets, both in the first quarter.

Restructuring and Other

We recorded restructuring charges and other of $191 million in the third quarter of 2009 and $445 million on a year-to-date basis in 2009. These 2009 charges included:

  charges of $12 million in the third quarter of 2009 and $186 million on a year-to-date basis related to voluntary and involuntary workforce reduction initiatives charges of $13 million in the third quarter of 2009 and $66 million on a year-to-date basis for relocating employees and closing real estate facilities that are no longer needed charges of $13 million in the third quarter of 2009 and $24 million on a year-to-date basis at Bell Aliant related to workforce reduction initiatives charges of $153 million in the third quarter of 2009 and $169 million year to date. The charges primarily related to the Supreme Court of Canada decision rendered in September 2009 to uphold the CRTC’s decision that the funds remaining in our deferral account could be used for broadband expansion or returned to our customers. In light of this ruling, we recorded a charge of $152 million for the years 2002 to 2006 in the third quarter, which reflects our current estimate of the remaining amount of our deferral account commitment. Our commitment under the deferral account is fully accrued in the financial statements.

We recorded restructuring charges and other of $310 million in the third quarter of 2008 and $664 million on a year-to-date basis in 2008. These 2008 charges included:

  charges of $214 million in the third quarter of 2008 and $246 million on a year-to-date basis related to involuntary workforce reduction initiatives charges of $21 million in the third quarter of 2008 and $30 million on a year-to-date basis for relocating employees and closing real estate facilities that were no longer needed. In the first quarter of 2008, we recorded a recovery of $6 million relative to real estate facilities no longer needed as a result of higher than expected sublease rental revenue.

  charges of $75 million in Q3 2008 and $388 million on a year-to-date basis related primarily to a charge of $236 million accrued in other long-term liabilities for the CRTC’s decision in the first quarter of 2008 to approve the use of the deferral account funds for the uneconomic expansion of broadband service, employee retention costs, costs associated with the privatization transaction and costs related to Bell’s rebranding.

Interest Expense

Interest expense of $171 million in the third quarter of 2009 represented a decrease of $22 million, or 11.4%, compared to $193 million for the same period last year as a result of capitalized interest on spectrum licences and lower interest rates on debt, partly offset by higher average debt levels.
     Interest expense of $541 million on a year-to-date basis in 2009 represented a decrease of $43 million, or 7.4%, compared to $584 million for the same period last year for the same reasons noted above.

Income Taxes

An income tax recovery of $87 million was recorded in the third quarter of 2009 as compared to a $82 million charge for the same period last year mainly as a result of the resolution of uncertain tax positions, higher depreciation and amortization expense and higher foreign exchange losses, partly offset by higher pre-tax earnings from higher EBITDA and lower restructuring and other expense.
     Income taxes of $227 million on a year-to-date basis represented a decrease of $158 million, or 41%, compared to $385 million for the same period last year for the same reasons as those for the quarter.

Non-Controlling Interest

Non-controlling interest of $90 million in the third quarter of 2009 represented a decrease of $1 million or 1.1% compared to $91 million for the same period last year. On a year-to-date basis, non-controlling interest of $254 million remained stable as compared to last year.

10  BCE  INC.  Q3 2009  QUARTERLY REPORT

Management’s Discussion and Analysis

Discontinued Operations

The net loss from discontinued operations was $10 million on a year-to-date basis in 2009.
     The net loss from discontinued operations of $23 million in the third quarter of 2008 and $49 million on a year-to-date basis in 2008 related mainly to a write-down to net realizable value of certain of our businesses.

Net Earnings and Earnings Per Share (EPS)

Net earnings applicable to common shares for the third quarter of 2009 were $558 million, or $0.72 per common share, compared with net earnings of $248 million, or $0.31 per common share for the same period last year. The increase is due in part to a decrease in restructuring and other charges in Q3 2009 as compared to Q3 2008 as well as gains on investments in Q3 2009 as compared to a loss on investment for the same period last year.
     Excluding the impact of restructuring and other and net losses (gains) on investments, Adjusted net earnings increased by $161 million to $649 million in the third quarter of 2009. The impacts of the resolution of uncertain tax positions, higher EBITDA and fewer average outstanding common shares were partially offset by increased depreciation and amortization expense and higher net benefit plans cost as compared to the third quarter of 2008. Adjusted EPS increased year over year to $0.84 from $0.60 per common share.
     On a year-to-date basis, net earnings applicable to common shares were $1,281 million, or $1.65 per common share, which represents an increase of 48% compared to net earnings of $867 million, or $1.08 per common share for the same period last year. Net earnings were higher on a year-to-date basis in 2009 due in part to a decrease in restructuring and other charges as compared to 2008, as well as gains on investments in 2009 as compared to a loss on investment for the same period last year.
     Excluding the impact of restructuring and other and net losses (gains) on investments, Adjusted net earnings increased by $172 million, from $1,370 million to $1,542 million on a year-to-date basis in 2009. The resolution of uncertain tax positions, higher EBITDA and fewer average outstanding common shares were partly offset by increased depreciation and amortization expense, higher net benefit plans cost and lower interest income. Adjusted EPS increased $0.29 on a year-to-date basis in 2009 to $1.99 per common share from $1.70 per common share in 2008.

SEGMENTED ANALYSIS

OPERATING REVENUES	Q3 2009	Q3 2008	% CHANGE		YTD 2009	YTD 2008	% CHANGE

Bell Wireline	2,659	2,632	1.0%		7,826	7,914	(1.1%	)
Bell Wireless	1,178	1,175	0.3%		3,360	3,346	0.4%
Inter-segment eliminations	(49)	(65)	24.6%		(148)	(187)	20.9%

Bell	3,788	3,742	1.2%		11,038	11,073	(0.3%	)
Bell Aliant	786	812	(3.2%	)	2,389	2,491	(4.1%	)
Inter-segment eliminations	(117)	(117)	0.0%		(342)	(379)	9.8%

Total operating revenues	4,457	4,437	0.5%		13,085	13,185	(0.8%	)

OPERATING INCOME	Q3 2009	Q3 2008	% CHANGE		YTD 2009	YTD 2008	% CHANGE

Bell Wireline	229	125	83.2%		868	676	28.4%
Bell Wireless	354	338	4.7%		992	947	4.8%

Bell	583	463	25.9%		1,860	1,623	14.6%
Bell Aliant	199	204	(2.5%	)	580	580	0.0%

Total operating income	782	667	17.2%		2,440	2,203	10.8%

Bell Wireline Segment

Bell Wireline Revenue

BELL WIRELINE REVENUE	Q3 2009	Q3 2008	% CHANGE		YTD 2009	YTD 2008	% CHANGE

Local and access	783	833	(6.0%	)	2,384	2,535	(6.0%	)
Long distance	264	290	(9.0%	)	813	886	(8.2%	)
Data	892	914	(2.4%	)	2,723	2,712	0.4%
Video	400	363	10.2%		1,176	1,075	9.4%
Equipment & other	241	135	78.5%		493	431	14.4%

Total external revenues	2,580	2,535	1.8%		7,589	7,639	(0.7%	)
Inter-segment revenues	79	97	(18.6%	)	237	275	(13.8%	)

Total Bell Wireline revenue	2,659	2,632	1.0%		7,826	7,914	(1.1%	)

BCE INC.  Q3 2009  QUARTERLY REPORT  11

Management’s Discussion and Analysis

Bell Wireline’s revenues totalled $2,659 million, up 1.0% from $2,632 million in Q3 2008. Year-over-year revenue increases of $37 million in video and $106 million in equipment and other were partly offset by decreases of $50 million, $26 million and $22 million in local and access, long distance, and data, respectively.
     In the first nine months of 2009, Bell Wireline’s revenues declined 1.1% to $7,826 million from $7,914 million in the first nine months of 2008. Decreases of $151 million in local and access, $73 million in long distance were moderated by increases of $101 million in video, $11 million in data, and $62 million in equipment and other.

Local and access

Local and access revenues declined 6.0% in the third quarter and first nine months of 2009, respectively, to $783 million and $2,384 million from $833 million and $2,535 million in the same periods in 2008. The year-over-year decreases were due largely to ongoing residential NAS erosion. Higher year-over-year business line losses and the continued decline in our payphone business driven by reduced usage also negatively impacted local and access revenues this year. The upselling of additional optional features to residential customers and the positive impact of price increases applied since the end of Q3 2008 on various business and wholesale access services moderated the year-over-year decreases in local and access revenues.
     At September 30, 2009, our combined residential and business NAS customer base totalled 7,097,000 lines (comprised of 3,976,000 residential lines and 3,121,000 business lines), compared with 7,536,000 (comprised of 4,303,000 residential lines and 3,233,000 business lines) at the end of the third quarter of 2008. This corresponds to an annualized rate of erosion on our total NAS customer base of 5.8% in the third quarter of 2009, unchanged when compared with the same quarter in 2008. In terms of total NAS lines, our net losses in the third quarter and first nine months of 2009 were 103,000 and 339,000, respectively, up from 72,000 and 323,000 in the same corresponding periods last year. The year-over-year increase in total NAS line losses was due mainly to a higher number of business customer disconnections and fewer new installations in Ontario and Québec year over year. This contributed to a higher annualized rate of business NAS erosion in the third quarter of 2009, which increased to 3.5% from 2.7% in Q2 2009. Our retail residential NAS line losses improved for an eighth consecutive quarter, due to a higher number of customer winbacks, and effective marketing. Although our retail residential local operations continued to exhibit resiliency to the economic downturn and enhanced its competitive market position through better service execution during the July residential move season in Québec, total residential NAS line losses in Q3 2009 increased marginally, year over year, due primarily to higher wholesale customer deactivations. As a result, our annualized rate of residential NAS erosion increased to 7.6% this quarter compared with 7.4% in the previous quarter.

Long distance

Long distance revenues were $264 million and $813 million in the third quarter and first nine months of 2009, compared with $290 million and $886 million in the same periods in 2008. The respective year-over-year decreases of 9.0% and 8.2% were driven by lower billed minute volumes resulting from residential and business NAS line erosion, toll competition, pricing pressures in our business and wholesale markets, as well as technological substitution to wireless and Internet. Increased adoption of unlimited or large usage packages for a set monthly price instead of per-minute rates by residential customers also contributed to lower long distance revenues in 2009 compared with the previous year.
     Consistent with NAS erosion, competitive substitution and the impacts of a weaker economy, particularly in our business markets, total minute volumes decreased by 4.3% in Q3 2009 to 2,731 million conversation minutes from 2,853 million in Q3 2008 and by 3.1% in the first nine months of 2009 to 8,497 million from 8,768 million conversation minutes in the same nine-month period last year. The year-over-year decline reflected lower volumes in both our residential and business markets, as well as competitive pressures in wholesale. As a result of a decrease in total minutes of usage and lower per-minute rates resulting from intense price competition and the shift by residential customers to set-price packages, average revenue per minute (ARPM) decreased by $0.008 this quarter and $0.007 year to date to $0.085 from $0.093 and $0.092 in the corresponding periods last year.

Data

Data revenues totalled $892 million in Q3 2009, down from $914 million in the same quarter last year. The 2.4% year-over-year decline was due primarily to lower legacy data revenues, and decreased equipment sales to business customers who have deferred buying decisions and are spending more cautiously during the economic downturn. Legacy data revenue erosion was a result of business customer migration to IP-based systems, competitive losses, continued market pricing pressures, and decreased volumes of digital network access circuits from existing business customers due to a reduced level of overall business activity and cost rationalization given the slowdown in the economy. These unfavourable factors were partly offset by higher Internet services revenue resulting from an increase in the total number of high-speed Internet customer connections, higher residential Internet ARPU, and increased IP and broadband connectivity services revenue generated by our business customers. In the first nine months of 2009, data revenues remained relatively unchanged, increasing 0.4%, year over year, to $2,723 million from $2,712 million in the same period last year.

12  BCE  INC.  Q3 2009  QUARTERLY REPORT

Management’s Discussion and Analysis

     We added 22,000 net high-speed Internet subscribers in Q3 2009 compared with 33,000 subscribers in the same quarter last year. Despite increased residential sales through our direct channels, driven by competitive product offers and back-to-school promotions supported by a full installation service, the year-over-year decrease in net subscriber activations was due to higher economy-related business deactivations, fewer wholesale net activations, and a maturing Internet market. In the first nine months of 2009, we added 30,000 net subscribers, compared with 42,000 in the same period last year. At September 30, 2009, our high-speed Internet subscriber base totalled 2,084,000, representing a 1.9% increase since the end the third quarter of 2008.

Video

Video revenues increased 10.2% in the third quarter of 2009 and 9.4% in the first nine months of this year to $400 million and $1,176 million, respectively, as a result of higher ARPU and a larger customer base. Video ARPU in Q3 2009 was up 6.4% year over year, increasing by $4.15 to $69.35 per month from $65.20 per month in the previous year. The year-over-year improvement in video ARPU was due mainly to customer upgrades to higher-priced programming packages driven partly by increased customer adoption of premium STBs. Similarly, video ARPU in the first nine months of 2009 increased $4.29, or 6.6%, year over year to $69.06 per month.
     We added 40,000 net video subscribers in the third quarter of 2009, compared with 7,000 in the same quarter last year, bringing the total number of net activations in the first nine months of 2009 to 72,000, up from 16,000 in the corresponding nine-month period in 2008. The year-over-year improvement can be attributed to higher activations through our direct channels. At September 30, 2009, our video subscriber base totalled 1,924,000.
     Our video churn rate in both the third quarter and first nine months of 2009 remained unchanged, year over year, at 1.4% and 1.2%, respectively.

Equipment & other

Equipment and other revenues increased 78.5% and 14.4% to $241 million and $493 million in the third quarter and first nine months of 2009, respectively, from $135 million and $431 million in the same periods last year, mainly a result of the inclusion of revenues starting in Q3 2009 from the acquisition of The Source.

Bell Wireline Operating Income

Operating income for our Bell Wireline segment was $229 million this quarter and $868 million year to date, up from $125 million and $676 million in the same periods in 2008. The year-over-year increases were due primarily to lower restructuring and other charges in the third quarter and first nine months of $180 million and $417 million, reflecting amounts for voluntary and involuntary workforce reduction initiatives, including a retirement incentive for unionized employees, the relocation of employees to campus environments, and a charge recorded as a result of a Supreme Court of Canada ruling upholding the CRTC’s decision as to the disposition of Bell’s remaining deferral account balance. This compared with restructuring and other items of $299 million in the third quarter of 2008 and $642 million in the first nine months of 2008, which included amounts recorded for involuntary workforce reduction initiatives, the relocation of employees and closing of real estate facilities that are no longer needed as a result of a reduced workforce, the CRTC’s decision in Q1 2008 to approve the use of deferral account funds for the uneconomic expansion of broadband service, and costs associated with the proposed privatization of BCE Inc.
     Before restructuring and other items, Bell Wireline’s operating income decreased 3.5% and 2.5% to $409 million and $1,285 million in the third quarter and first nine months of 2009, respectively, from $424 million and $1,318 million in the same periods last year, mainly as a result of the following:

  loss of higher-margin legacy voice and data revenues, due to erosion of our residential NAS customer base and business customer losses higher TV programming and customer acquisition costs consistent with the addition of multiple new channels and an increased number of new video subscriber activations higher U.S. dollar hedge rates in 2009 on our U.S. dollar-denominated purchases higher depreciation and amortization expense

  higher net benefit plans cost.

These factors, which had an unfavourable impact on operating income this year, were partly offset by:

  higher video, Internet, and broadband connectivity revenues a decline in overall labour costs due to a reduced workforce, a reduction in outsourced labour, and decreased use of consultants and contractors lower bad debt expense

  decreased wireline marketing and promotion costs.

BCE INC.  Q3 2009  QUARTERLY REPORT  13

Management’s Discussion and Analysis

Bell Wireless Segment

Bell Wireless Revenue

BELL WIRELESS REVENUE	Q3 2009	Q3 2008	% CHANGE		YTD 2009	YTD 2008	% CHANGE

Service	1,056	1,062	(0.6%	)	3,047	3,026	0.7%
Product	106	104	1.9%		276	285	(3.2%	)

Total external revenues	1,162	1,166	(0.3%	)	3,323	3,311	0.4%
Inter-segment revenues	16	9	77.8%		37	35	5.7%

Total Bell Wireless revenue	1,178	1,175	0.3%		3,360	3,346	0.4%

Bell Wireless operating revenues, comprised of network service and product revenues, remained relatively stable year over year, increasing 0.3% and 0.4% to $1,178 million and $3,360 million in the third quarter and first nine months of 2009, respectively. While the subscriber base has grown and we acquired The Source and the remaining 50% of the equity of Virgin not already owned, the modest level of revenue growth this year can be attributed largely to the economic slowdown, which has resulted in reduced discretionary spending by both our consumer and business customers.
     Wireless service revenue was down 0.6%, or $6 million, to $1,056 million in Q3 2009. Despite higher wireless data usage, subscriber base growth, and the additional revenues from owning 100% of Virgin starting this quarter, the year-over-year decrease in overall service revenue was due primarily to lower voice ARPU. The declining trend in voice ARPU is attributable to the impacts of a weaker economy and competitive pricing pressures stemming from increased market penetration of flanker brands. Year to date, wireless service revenue increased 0.7%, or $21 million, to $3,047 million from $3,026 million in the first nine months of 2008.
     Product revenues increased 1.9% in Q3 2009 to $106 million from $104 million in the same quarter last year. The year-over-year increase was due primarily to the acquisition of The Source and the inclusion of an additional 50% of product revenues from Virgin starting in Q3 2009, offset largely by the unfavourable impact of a fewer number of handset upgrades by existing customers and lower average device pricing driven in part by increased sales of wireless Internet sticks. In the first nine months of 2009, wireless product revenues decreased 3.2% to $276 million from $285 million in 2008.
     Beginning in Q3 2009, wireless ARPU, churn and COA reflect 100% of Virgin’s results. These metrics, prior to Q3 2009, reflect our previous 50% ownership. Wireless gross activations, net activations and end-of-period subscribers have included 100% of Virgin’s subscribers in prior periods.
     Wireless ARPU decreased in 2009 mainly as a result of declining voice usage precipitated by the weaker economy. The decline in the voice component of ARPU can be attributed to a higher proportion of new and existing customers subscribing to lower-priced rate plans, reduced usage as customers adjust their spending during the recession by adopting richer plans with more services and voice minutes included, and lower roaming revenues from lower in-bound roaming rates and customers curtailing travel. In addition, due to the inclusion of a higher proportion of Virgin prepaid customers in our ARPU calculation, blended ARPU for Q3 and year to date 2009 was adversely impacted when compared to the same periods in 2008. Postpaid ARPU remained virtually unaffected. These factors were offset partly by growth in the data component of ARPU, reflecting increased usage and features consistent with the sale of a greater number of smartphones, wireless Internet sticks, and other data-capable devices year over year.
     Both postpaid and prepaid ARPU decreased, year over year, in the third quarter and first nine months of 2009. Postpaid ARPU was $64.09 per month this quarter and $63.00 per month year to date, compared with $68.17 per month and $66.23 per month in the same periods last year. Prepaid ARPU declined to $18.36 per month and $16.83 per month in third quarter and first nine months of 2009, respectively, from $18.19 per month and $17.38 per month in the corresponding periods in 2008. Accordingly, blended ARPU declined to $52.13 per month in Q3 2009 and $51.90 per month in the first nine months of 2009 from $56.30 per month and $54.31 per month last year.
     On a pro forma basis, assuming the acquisition of Virgin occurred on January 1, 2008, postpaid and prepaid ARPU decreased, year over year, in the third quarter and first nine months of 2009. Postpaid ARPU was $64.09 per month this quarter and $62.91 per month year to date, compared with $68.07 per month and $66.17 per month in the same periods last year. Prepaid ARPU declined to $18.36 per month and $17.22 per month in third quarter and first nine months of 2009, respectively, from $18.84 per month and $18.00 per month in the corresponding periods in 2008. Accordingly, blended ARPU declined to $52.13 per month in Q3 2009 and $50.80 per month in the first nine months of 2009 from $54.63 per month and $52.72 per month last year.
     Notwithstanding the weaker economy and continued competitive marketing intensity, our gross wireless activations increased 14.1% in Q3 2009 and 7.6% in the first nine months of 2009 to 501,000 and 1,271,000, respectively, compared with 439,000 and 1,181,000 in the same periods in 2008. The year-over-year improvement was driven by both higher postpaid and prepaid gross activations.

14  BCE  INC.  Q3 2009  QUARTERLY REPORT

Management’s Discussion and Analysis

     Postpaid gross activations grew 13.1% in Q3 2009 to 302,000 from 267,000 in Q3 2008, reflecting the strong consumer response to our array of new data-capable handsets and smartphones (including the BlackBerry Tour, Palm Pre, Samsung Link and LG Bliss), growth in activations of wireless Internet sticks, and increased sales in our independent retail channels driven by attractive promotional offers for the back-to-school period. Year to date, postpaid gross activations increased 5.3% to 756,000 from 718,000 in the first nine months of 2008.
     Prepaid gross activations increased 15.7% this quarter and 11.2% year to date to 199,000 and 515,000, respectively, from 172,000 and 463,000 in 2008, reflecting growth at Virgin and relatively higher demand for prepaid products as consumers curb spending in a weaker economy.
     Our blended churn rate increased to 1.8% in this quarter and to 1.7% in the first nine months of 2009 from 1.6% in the same respective periods last year, reflecting higher postpaid and prepaid churn. Postpaid churn increased to 1.3% both this quarter and year to date from 1.1% and 1.2% in the corresponding periods in 2008, due to higher economy-driven deactivations and continued competitive marketing intensity. Prepaid churn increased to 3.5% in Q3 2009 and 3.2% in the first nine months of 2009 from 3.2% and 3.0% in the same respective periods in 2008.
     On a pro forma basis, for the acquisition of Virgin, our blended churn rate increased to 1.8% in both the third quarter and first nine months of 2009 from 1.7% in the same respective periods last year, reflecting higher postpaid and prepaid churn. Prepaid churn increased to 3.5% in Q3 2009 and 3.3% in the first nine months of 2009 from 3.1% and 3.0% in the same respective periods in 2008. There was no change in postpaid churn.
     As a result of higher gross subscriber activations, total wireless net activations increased 15.4% in the third quarter of 2009 to 135,000 compared with 117,000 in Q3 2008, representing our best overall performance since the third quarter of 2007. We also reported a record number of third-quarter postpaid net activations, which increased 8%, year over year, to 122,000 and represented 90% of the total net activations in Q3 2009. Prepaid net activations were 13,000 this quarter, up from 4,000 in Q3 2008. Year to date, total wireless net activations decreased to 210,000 this year from 234,000 in the first nine months of 2008, due to higher customer churn. Postpaid net activations totalled 221,000 in the first nine months of 2009, compared with 252,000 in 2008, while prepaid experienced net subscriber losses of 11,000 year to date compared with a net decrease of 18,000 last year.
     At September 30, 2009, we provided service to 6,707,000 wireless subscribers, representing a 4.0% increase since the end of the third quarter of 2008.

Bell Wireless Operating Income

Our Bell Wireless segment reported operating income of $354 million in Q3 2009, up 4.7% from $338 million in the same quarter last year. The year-over-year increase was due to reduced customer retention and handset upgrade spending, lower subscriber acquisition costs, decreased marketing and sales expenses, reduced payments to other carriers as a result of lower overall roaming volumes in combination with lower rates, as well as decreased restructuring and other charges. These factors were offset partly by:

  increased costs to support a larger number of subscribers and growth in wireless data usage higher costs associated with providing more data content and supporting related services being offered increased customer care costs, including increased warranty and repair costs, as a result of supporting more sophisticated devices and services higher cost of product sales driven by a significant year-over-year increase in smartphone activations increased operating expenses consistent with the acquisition of The Source and the inclusion of 100% of Virgin’s results higher U.S. dollar hedge rates in 2009 on our U.S. dollar-denominated purchases of wireless devices.

In the first nine months of 2009, Bell Wireless’ operating income improved 4.8% to $992 million from $947 million in the same period last year, primarily for the same reasons as in the third quarter of 2009.
     Wireless COA decreased by 19.6% in Q3 2009 and by 12.7% in the first nine months of 2009 to $320 and $352 per gross activation, respectively, from $398 and $403 per gross activation in the same periods last year. On a pro forma basis, for the acquisition of Virgin, wireless COA decreased by 15.3% in Q3 2009 and by 11.5% in the first nine months of 2009 to $320 and $340 per gross activation, respectively, from $378 and $384 per gross activation in the same periods last year. The improvement in wireless COA was the result of cost containment on selling and advertising costs. Handset subsidies remained virtually flat year over year, despite significant growth in the number of smartphone activations, due to disciplined pricing and a higher proportion of wireless Internet stick activations compared to last year.

BCE INC.  Q3 2009  QUARTERLY REPORT  15

Management’s Discussion and Analysis

Bell Aliant Segment

Bell Aliant Revenue

BELL ALIANT REVENUE	Q3 2009	Q3 2008	% CHANGE		YTD 2009	YTD 2008	% CHANGE

Local and access	340	353	(3.7%	)	1,014	1,047	(3.2%	)
Long distance	104	111	(6.3%	)	305	325	(6.2%	)
Data	161	149	8.1%		470	441	6.6%
Wireless	21	19	10.5%		58	53	9.4%
Equipment & other	89	104	(14.4%	)	326	369	(11.7%	)

Total external revenues	715	736	(2.9%	)	2,173	2,235	(2.8%	)
Inter-segment revenues	71	76	(6.6%	)	216	256	(15.6%	)

Total Bell Aliant revenue	786	812	(3.2%	)	2,389	2,491	(4.1%	)

Bell Aliant revenues decreased 3.2% to $786 million in Q3 2009 and 4.1% to $2,389 million in the first nine months of this year from $812 million and $2,491 million in same respective periods in 2008. The year-over-year declines resulted from the continued erosion of Bell Aliant’s local wireline and long distance businesses and reduced IT revenues and telecom product sales. These declines were offset partly by higher revenues from growth in Internet, broadband connectivity services, and wireless. The wind-down of the operations of AMP in the third quarter of 2008, following Bell’s notification that it would terminate its contract with AMP as its exclusive distributor in Atlantic Canada, also adversely impacted Bell Aliant’s operating revenues in the first nine months of 2009.
     Local and access revenues decreased 3.7% and 3.2% in the third quarter and first nine months of 2009, respectively, to $340 million and $1,014 million from $353 million and $1,047 million in the same periods last year. This was due to a 4.9% decline in the NAS customer base since the end of the third quarter of 2008, reflecting competitive losses, driven by aggressive pricing and increased promotional activity by competitors, as well as expansion in the cable telephony footprint, and substitution for other services including wireless and voice over Internet protocol (VoIP) services. Revenue losses were moderated by retention programs that targeted high-value customers, pricing increases in certain areas of Bell Aliant’s territory, and increased penetration of features and service bundles. At September 30, 2009, Bell Aliant had 2,981,000 NAS in service, compared with 3,134,000 NAS one year earlier.
     Long distance revenues were $104 million this quarter and $305 million year to date, down 6.3% and 6.2%, respectively, compared with $111 million and $325 million in the corresponding periods in 2008. The year-over-year decreases were due to declines of 3.7% and 4.0% in conversation minutes this quarter and year to date, respectively, resulting from competitive losses and technology substitution to wireless calling and IP-based services. In addition, ARPM decreased 2.9% this quarter and 2.1% year to date to $0.099 and $0.094, respectively, from $0.102 and $0.096 in the same periods in 2008, due to price reductions, primarily for business customers, and the continued shift by residential customers from per-minute rate plans in favour of set-price packages.
     Data revenues increased 8.1% and 6.6% in the third quarter and first nine months of 2009, respectively, to $161 million and $470 million from $149 million and $441 million in the same periods last year. The improvement can be attributed to higher Internet revenues driven by a 7.1% increase in the number of high-speed subscribers and higher residential ARPU from growth in value-added services and price increases over the past year. At September 30, 2009, Bell Aliant had 798,000 high-speed Internet subscribers compared with 745,000 subscribers one year earlier.
     Wireless revenues grew 10.5% and 9.4%, respectively, in the third quarter and first nine months of 2009 to $21 million and $58 million from $19 million and $53 million in the same periods last year. The year-over-year increase was due to a larger subscriber base and slightly higher ARPU. At September 30, 2009, Bell Aliant had 120,000 wireless customers, representing a 5.3% increase since the end of the third quarter of 2008.
     Equipment and other revenues decreased 14.4% and 11.7% in the third quarter and first nine months of 2009, respectively, to $89 million and $326 million from $104 million and $369 million in the same periods last year. The year-over-year decreases were due to lower IT revenues and telecom product sales in 2009 compared with the previous year. Year to date, equipment and other revenues in 2009 were also adversely impacted by the wind-down in the operations of AMP in the third quarter of 2008.

Bell Aliant Operating Income

Operating income at Bell Aliant was lower year over year, decreasing by 2.5% to $199 million in Q3 2009 from $204 million in Q3 2008. The year-over-year decline was due to lower overall operating revenues and higher restructuring and other costs related mainly to charges taken for the consolidation of certain customer contact centre operations in Atlantic Canada. This was largely offset by lower labour costs as a result of workforce reduction programs initiated in Q4 2008 and Q1 2009 and decreased use of consultants and IT services contract labour, as well as lower cost of revenue resulting from a decrease in IT-related product sales in Q3 2009. Other cost containment initiatives that resulted in reduced selling, general and administrative expenses, as well as lower net benefit plans cost also moderated the year-over-year decreases in operating income this year. Year to date, Bell Aliant’s operating income remained stable year over year at $580 million, compared with the first nine months of 2008.

16  BCE  INC.  Q3 2009  QUARTERLY REPORT

Management’s Discussion and Analysis

Financial and Capital Management

This section tells you how we manage our cash and capital resources to carry out our strategy and deliver financial results. It provides an analysis of our financial condition, cash flows and liquidity on a consolidated basis.

NET DEBT

	SEPTEMBER 30,	DECEMBER 31,
	2009	2008

Debt due within one year(1)	560	2,201
Long-term debt	10,508	10,099
Securitization of accounts receivable	1,305	1,305
Preferred shares	2,770	2,770
Cash and cash equivalents	(1,187)	(3,052)

Net debt	13,956	13,323

(1) Includes bank advances and notes payable.

Net debt increased $633 million to $13,956 million in the first nine months of 2009 due mainly to a decrease in cash and cash equivalents. BCE Inc. repurchased and cancelled 36 million outstanding common shares for $894 million, paid dividends on common shares of $891 million and invested $334 million, for the acquisitions of the remaining 50% of the equity of Virgin not already owned by us and substantially all of the assets of national electronics retailer The Source. This was partly offset by free cash flow of $1,441 million in the first nine months of 2009.

CASH FLOWS

The following table is a summary of our cash inflows and outflows.

	Q3 2009	Q3 2008	YTD 2009	YTD 2008

Cash flows from operating activities	1,537	1,649	3,936	4,092
Bell Aliant distributions to BCE	73	73	219	218
Capital expenditures	(704)	(705)	(2,094)	(1,965)
Other investing activities	(38)	(732)	(78)	(727)
Cash dividends paid on preferred shares	(26)	(31)	(81)	(98)
Cash distributions paid by subsidiaries to non-controlling interest	(93)	(92)	(277)	(274)
Bell Aliant free cash flow	(100)	(76)	(184)	(204)

Free cash flow	649	86	1,441	1,042
Bell Aliant undistributed free cash flow	27	3	(35)	(14)
Business acquisitions	(313)	–	(334)	(55)
Business dispositions	10	–	10	(10)
Going-private costs	–	(148)	(7)	(165)
Increase in investments	(2)	(1)	(3)	(5)
Decrease in investments	55	–	55	1
Net repayment of debt instruments	(661)	(68)	(1,143)	(287)
Cash dividends paid on common shares	(296)	–	(891)	(587)
Issue of common shares	–	11	2	27
Repurchase of common shares	–	–	(894)	–
Issue of equity securities by subsidiaries to non-controlling interest	–	1	–	1
Other financing activities	(38)	(9)	(79)	(30)
Cash (used in) from discontinued operations	(8)	26	4	6

Net decrease in cash and cash equivalents	(577)	(99)	(1,874)	(76)

BCE INC.  Q3 2009  QUARTERLY REPORT  17

Management’s Discussion and Analysis

Cash Flows from Operating Activities

Cash flows from operating activities were $1,537 million in the third quarter of 2009, a decrease of $112 million, or 6.8%, compared to $1,649 million in the third quarter of 2008 due mainly to an increase of $50 million in pension contributions and a decrease in working capital. This was partly offset by an increase in EBITDA, exclusive of net benefit plans costs of $49 million.
     In the first nine months of 2009, cash flows from operating activities were $3,936 million, a decrease of $156 million, or 3.8%, compared to $4,092 million in the first nine months of 2008. On a year-to-date basis, the decrease was due to:

  an increase of $142 million in pension contributions

  an increase of $115 million in restructuring and other payments due to workforce reduction initiatives and real estate costs a decrease of $64 million in interest received as a result of lower interest rates on temporary cash investments and lower average cash balances.

This was partly offset by higher cash earnings from an increase in EBITDA, exclusive of net benefit plans cost of $141 million.

Free Cash Flow

Free cash flow this quarter was $649 million, an increase of $563 million, compared to free cash flow of $86 million in the third quarter of 2008. This increase was due to lower cash used in 2009 for other investing activities of $694 million. In Q3 2009, we invested $25 million in spectrum licences compared to $741 million in AWS spectrum licences in Q3 2008. The increase in free cash flow was partly offset by a decrease in cash flows from operating activities of $112 million.
     In the first nine months of 2009, free cash flow was $1,441 million, an increase of $399 million, compared to $1,042 million in the first nine months of 2008. On a year-to-date basis, this increase was due to the spectrum investment in 2009 of $40 million compared to $741 million in AWS spectrum licences in 2008. The increase in free cash flow was partly offset by a decrease in cash flows from operating activities of $156 million and an increase in capital expenditures of $129 million.

Capital Expenditures

Capital expenditures for BCE were $704 million in Q3 2009 and $2,094 million in the first nine months of 2009, compared with $705 million and $1,965 million in the same periods last year.
     As a percentage of revenues, capital expenditures for BCE decreased to 15.8% in Q3 2009 from 15.9% in Q3 2008, but increased to 16.0% in the first nine months of 2009 from 14.9% in the same nine-month period last year.
     At Bell, capital expenditures increased 4.1% and 9.0% in the third quarter and first nine months of 2009, respectively, to $589 million and $1,750 million from $566 million and $1,605 million in the corresponding periods last year. This represents capital intensity ratios of 15.5% and 15.9% in the third quarter and first nine months of 2009, respectively, compared with 15.1% and 14.5% in 2008. The year-over-year increases can be attributed to new investments in both our wireless and wireline broadband networks, including the deployment of a nation-wide HSPA wireless network that was put into service on November 4, 2009, the rollout of high-speed fibre directly to residential neighbourhoods and to new condominiums and other multiple-dwelling units primarily in the Québec-Windsor corridor, fleet upgrades, as well as speed and capacity enhancements to our IP backbone network infrastructure. This was offset partly by reduced capital required to maintain our legacy network infrastructure, lower IT spending, and higher real estate expenditures in Q3 2008 to form campus environments in Montréal, Toronto, and Calgary.
     Capital spending at Bell Aliant decreased to $115 million this quarter and to $344 million year to date from $139 million and $360 million in the same three and nine-month periods in 2008, due to the timing of expenditures and higher spending in 2008 on the expansion of its broadband footprint.

Business Acquisitions

We invested $313 million in the third quarter of 2009 and $334 million for the first nine months of 2009 mainly on the acquisition of the remaining 50% of the equity of Virgin not already owned by us and substantially all of the assets of national electronics retailer The Source.
     We invested $55 million in the first nine months of 2008 in various business acquisitions.

Debt Financing

In the third quarter of 2009, debt repayments included the redemption of $600 million of debentures at Bell Canada and payments under capital leases.
     On a year-to-date basis, debt repayments included the redemption of $1,300 million of debentures at Bell Canada, $650 million of notes at BCE Inc., $150 million of credit facilities at Bell Aliant, payments of bank advances and notes payable of $155 million and payments under capital leases. This was partly offset by Bell Canada’s issuance of medium-term debentures having a principal amount of $1 billion and the issuance by Bell Aliant Regional Communications, Limited Partnership of medium-term notes for a principal amount of $350 million.
     We repaid $68 million and $287 million of debt, net of issuances, in the third quarter of 2008 and in the first nine months of 2008, respectively. These mainly included payments under capital leases.

18  BCE  INC.  Q3 2009  QUARTERLY REPORT

Management’s Discussion and Analysis

Cash Dividends Paid on Common Shares

In the third quarter of 2009, cash dividends paid on common shares increased as we paid a dividend of $0.385 per common share, as compared to a suspension of dividend payments on our common shares in the same period of 2008 as a result of the terms associated with the privatization transaction.
     In the first nine months of 2009, the cash dividends paid on common shares increased as we paid dividends of $1.135 per common share, as compared to dividends of $0.73 for the same period last year, partly offset by lower shares outstanding in 2009.

Repurchase of Common Shares

For the nine months ended September 30, 2009, BCE Inc. repurchased and cancelled 36 million outstanding common shares for a total cash outlay of $894 million under its NCIB program. The program is complete.

CREDIT RATINGS

Our key credit ratings at November 11, 2009 remain unchanged from those described in the BCE 2008 Annual MD&A.

LIQUIDITY

Our cash requirements remain substantially unchanged from those described in the BCE 2008 Annual MD&A.

RECENT DEVELOPMENTS IN LEGAL PROCEEDINGS

The following are significant updates to the legal proceedings described under the section Legal Proceedings at pages 35 to 45 of the BCE 2008 AIF filed with the Canadian securities commissions (available on BCE’s website at www.bce.ca and on SEDAR at www.sedar.com) and with the SEC under Form 40-F (available on EDGAR at www.sec.gov), as subsequently updated in the BCE 2009 First Quarter MD&A and the BCE 2009 Second Quarter MD&A also filed with the Canadian securities commissions (available on BCE’s website and on SEDAR) and with the SEC under Form 6-K (available on EDGAR). For ease of reference, the updates below have, where applicable, been presented under the same headings and in the same order as in the section entitled Legal Proceedings of the BCE 2008 AIF.

Lawsuits Related to BCE Inc.

Purported Class Action Concerning Dividends

As discussed in more detail in the BCE 2008 AIF, on October 24, 2008, a statement of claim was filed under The Class Actions Act (Saskatchewan) in the Court of Queen’s Bench, Judicial Centre of Regina, Saskatchewan against BCE Inc. on behalf of persons or entities who held common shares of BCE Inc. between August 8, 2007 and July 4, 2008. The action seeks, among other things, the payment by BCE Inc. to class members of common share dividends in respect of the second and third quarters of 2008.
     On October 15, 2009, BCE Inc. served a motion to strike the statement of claim on the basis that it does not disclose a reasonable cause of action against BCE Inc. No date has yet been set for the hearing of this motion.

Lawsuits Related to Bell Canada

Class Action Concerning Bell TV Late Payment Charges

As discussed in more detail in the BCE 2008 AIF and the BCE 2009 First Quarter MD&A, on February 12, 2008, the Ontario Superior Court certified as a class proceeding the plaintiff’s action against Bell TV seeking the repayment of administration fees as well as the payment of punitive damages. The plaintiff alleges that the administration fee charged by Bell TV is in excess of the effective annual rate of interest permitted by the Criminal Code (Canada).
     On September 15, 2008, the Ontario Superior Court heard motions for summary judgments brought on behalf of Bell TV and on behalf of the plaintiff. The issue on both motions was whether the administration fee charged by Bell TV was “interest” as defined in section 347 of the Criminal Code. The Ontario Superior Court granted the plaintiff’s motion and dismissed Bell TV’s motion. In so doing, the court found that the administration fee was “interest” as defined in section 347 of the Criminal Code.
     Bell TV has appealed to the Ontario Court of Appeal from these two summary judgments. These two appeals were heard together on April 29, 2009.
     On September 11, 2009, the Ontario Court of Appeal released its decision, unanimously allowing Bell TV’s appeal and finding that the administration fee was not “interest”. On November 10, 2009, Bell TV was served with the plaintiff’s application for leave to appeal to the Supreme Court of Canada.

BCE INC.  Q3 2009  QUARTERLY REPORT  19

Management’s Discussion and Analysis

Class Action Concerning Wireless Access Charges

As discussed in more detail in the BCE 2008 AIF and the BCE 2009 Second Quarter MD&A, on September 17, 2007, the Saskatchewan Court of Queen’s Bench certified as a class proceeding the plaintiffs’ action against wireless communications services providers, including Bell Mobility Inc. (Bell Mobility) and Aliant Telecom Inc., on the grounds of “unjust enrichment” in connection with certain system access fees and system licensing charges invoiced by wireless telecommunications services providers to their customers. Bell Mobility and all the other defendants have sought leave to appeal the decision granting certification, the hearing date of which has now been postponed as a result of the plaintiffs’ request to discontinue the certified class action, as described in greater detail below.
     On July 27, 2009, a new statement of claim was filed under The Class Actions Act (Saskatchewan) in the Court of Queen’s Bench, Judicial Centre of Regina, Saskatchewan against wireless service providers, including Bell Mobility and members of the Bell Aliant group, on behalf of certain alleged customers. This new statement of claim is based on similar alleged facts than the certified class action discussed above and is currently in the preliminary stages. The certification hearing of the claim filed on July 27, 2009 has been tentatively scheduled for April 19, 2010. The defendants have advised the Court of Queen’s Bench that they will bring a motion to strike this action as an abuse of process. The hearing of this motion is scheduled for December 7, 8 and 9, 2009.
     On August 13, 2009, the plaintiffs filed with the Saskatchewan Court of Queen’s Bench a request to discontinue the class action certified on September 17, 2007 in order to continue with the claim filed on July 27, 2009 instead. The hearing of the motion for discontinuance has been scheduled for December 7, 8 and 9, 2009. The defendants have advised the court that they will oppose the motion to discontinue.

Please see the section Legal Proceedings of the BCE 2008 AIF, as subsequently updated in the BCE 2009 First Quarter MD&A and the BCE 2009 Second Quarter MD&A, for a more complete description of the above-mentioned legal proceedings and for a description of other legal proceedings involving us.

Updates to Our Regulatory Environment

The following are significant updates to the regulatory initiatives and proceedings described in the BCE 2008 Annual MD&A under the section Our Regulatory Environment at pages 56 to 62 of the BCE 2008 Annual Report filed with the Canadian securities commissions (available on BCE’s website at www.bce.ca and on SEDAR at www.sedar.com) and with the SEC under Form 40-F (available on EDGAR at www.sec.gov), as subsequently updated in the BCE 2009 First Quarter MD&A and the BCE 2009 Second Quarter MD&A. For ease of reference, the updates below have, where applicable, been presented under the same headings and in the same order as in the section entitled Our Regulatory Environment of the BCE 2008 Annual MD&A.

TELECOMMUNICATIONS ACT

Key Telecommunications Issues

Commitment Under the CRTC Deferral Account Mechanism

As discussed in more detail in the BCE 2008 Annual MD&A, as subsequently updated in the BCE 2009 First Quarter MD&A and the BCE 2009 Second Quarter MD&A, the CRTC issued in 2008 Telecom Decisions 2008-1 and 2008-21, approving the use of deferral account funds to extend broadband service to an additional 86 communities in Ontario and Québec. The CRTC also directed Bell Canada to return any balance remaining in its deferral account to residential customers in urban, non-high-cost serving areas of Bell Canada and Bell Aliant (in Ontario and Québec), and to file proposals to return to customers such funds.
     The issues of returns to customers and broadband expansion using deferral account funds were before the Federal Court of Appeal in connection with two separate appeals launched by Bell Canada and by certain consumer groups. Bell Canada had appealed the legality of the CRTC’s jurisdiction to order retroactive returns to customers while the consumer groups had appealed the decision to permit the use of deferral account funds to expand the availability of broadband services.
     In March 2008, the Federal Court of Appeal dismissed both Bell Canada’s and the consumer groups’ appeals. In May 2008, Bell Canada and TELUS filed applications seeking leave from the Supreme Court of Canada to appeal the Federal Court of Appeal’s decision regarding returns to customers. Also in May 2008, the consumer groups filed a leave to appeal application with the Supreme Court of Canada related to the Federal Court of Appeal’s decision to permit the use of deferral account funds for broadband expansion.
     On September 25, 2008, the Supreme Court of Canada approved the leave to appeal applications filed by each of Bell Canada, the consumer groups and TELUS. The Supreme Court subsequently heard the appeals on March 26, 2009 and, in a decision issued September 18, 2009, dismissed both appeals. As such, the Supreme Court confirmed that the CRTC has the legal authority to order that deferral account funds be used both for broadband expansion and returns to customers.

20  BCE  INC.  Q3 2009  QUARTERLY REPORT

Management’s Discussion and Analysis

     In a letter dated September 25, 2009, the CRTC re-established the follow-up processes that were originally identified in Telecom Decision CRTC 2008-1 and directed incumbent local exchange carriers to file additional information related to their approved deferral account-funded broadband expansion programs, as well as their return to customer proposal within the timeframes set out in that letter. Bell Canada was also directed to file additional information related to the 22 communities that were identified in Decision 2008-1 as still being subject to a further process.
     In light of the Supreme Court of Canada ruling, Bell Canada recorded charges of $152 million in restructuring and other in the third quarter of 2009 to reflect its current estimate of the remaining amount of its deferral account commitment. The allocation of this amount between returns to customers and additional broadband expansion has not yet been determined.

Review of Regulatory Framework for Wholesale Services

As discussed in more detail in the BCE 2008 Annual MD&A, as subsequently updated in the BCE 2009 First Quarter MD&A and the BCE 2009 Second Quarter MD&A, on January 26, 2009, the CRTC issued Telecom Regulatory Policy 2009-34, in which it initiated a proceeding to consider issues regarding the appropriate configuration, classification and feasibility of an unbundled ADSL access service for use by competitors. On May 8, 2009, the CRTC issued Telecom Notice of Consultation 2009-261, combining the proceeding initiated in Telecom Regulatory Policy 2009-34 and a corresponding request by Internet service providers (ISPs) to unbundle access to the cable networks. Bell Canada had argued that because the two proceedings raised similar issues the CRTC should combine the proceedings. The merged proceeding will consider all issues associated with the provision of these services and will provide the opportunity for Bell Canada to reargue the appropriateness of mandating access to our next generation platform. The proceeding will also include an oral public hearing beginning on January 11, 2010. The proceeding is expected to close by the end of the first quarter of 2010 and the CRTC could make a final determination in mid-2010. These various wholesale matters introduce the possibility that new additional wholesale obligations could be imposed on Bell Canada or that, on a going forward basis, certain wholesale services could be priced at lower rates. Neither would have a retroactive effect on current rates or revenues. These issues may, however, require Bell Canada to modify its investment plans and its retail and wholesale commercial practices, pricing and plans.

Review of the Internet Traffic Management Practices (ITMPs) of ISPs

As discussed in more detail in the BCE 2008 Annual MD&A, on November 20, 2008, the CRTC issued Telecom Public Notice 2008-19 where it initiated a proceeding to consider ITMPs for retail and wholesale Internet services. The CRTC sought comments with supporting rationale on the changes in bandwidth consumption that can lead to network congestion; technical or economic ITMPs that are currently available or may be developed in the future, and the impact of these practices on end-users. In addition, the CRTC examined the appropriateness of implementing regulatory measures in relation to Internet traffic management by ISPs. The CRTC issued its decision on October 21, 2009 in which it preserved ISPs’ flexibility to manage their networks and established certain transparency requirements. The CRTC approved the use of technical ITMPs, including application-specific ITMPs such as those applied by Bell Canada; encouraged the use of economic ITMPs such as usage-based billing; established a framework against which future complaints about traffic management will be assessed; and established certain privacy and notification requirements with which Bell Canada is already largely compliant.

BROADCASTING ACT

Bell TV

As discussed in more detail in the BCE 2008 Annual MD&A, as subsequently updated in the BCE 2009 First Quarter MD&A and the BCE 2009 Second Quarter MD&A, on July 6, 2009 the CRTC decided to impose an additional, new TV tax, commonly called fee-for-carriage (FFC). In the ruling, the CRTC indicated that it would be appropriate for cable and satellite operators to negotiate with broadcasters for compensation for the distribution of local conventional television signals. In the absence of negotiated agreements, the CRTC stated that it would provide resolution through binding arbitration. On August 6, 2009, Bell Canada, Bell Aliant and certain affiliates (Bell ExpressVu Inc. and Cablevision du Nord) challenged the legality of the CRTC’s FFC ruling on procedural grounds. On August 11, 2009, the CRTC amended its July 6, 2009 ruling and announced that it would hold a public process to consider whether FFC is appropriate and if so, how it should be implemented. A CRTC public hearing into the appropriateness of FFC is scheduled to open on November 16, 2009.
     On September 16, 2009, the Governor in Council (the Federal Cabinet) issued an order requiring the CRTC to hold a public hearing and issue a report on FFC, taking into account how FFC would impact the affordability of cable and satellite TV services and the impact of FFC on the broadcast industry. The CRTC’s hearing into the impact of FFC on affordability is scheduled for December 7, 2009. We are unable to estimate the potential impact of FFC at this time.

BCE INC.  Q3 2009  QUARTERLY REPORT  21

Management’s Discussion and Analysis

     As discussed in more detail in the BCE 2008 Annual MD&A, on April 28, 2008, the Federal Court of Appeal overturned the December 2006 judgment of the Federal Court of Canada, which had ruled that Part II Licence Fees, levied by the CRTC under the Broadcasting Act to recover Industry Canada costs associated with broadcasting spectrum management and paid by broadcasters and broadcast distributors, were an illegal tax. The Federal Court of Canada’s decision had been appealed by the Government of Canada, which contested the declaration that Part II Licence Fees were an illegal tax, and by the Canadian Association of Broadcasters (CAB) which challenged the finding that their members were not entitled to recovery of fees paid to date. Vidéotron Ltée. and Vidéotron (Regional) Ltée. (Vidéotron) and the CAB had separately filed applications for leave to appeal the decision of the Federal Court of Appeal to the Supreme Court of Canada. The Supreme Court of Canada had granted the CAB and Vidéotron applications for leave to appeal and had tentatively set October 19, 2009, to hear the appeal. Bell ExpressVu Inc., Rogers Cable Communications Inc., Cogeco Cable Inc. and Cogeco Cable Québec Inc. obtained leave to intervene in this appeal to support the CAB and Vidéotron. On November 29, 2007, Bell TV had initiated a civil action against the Government of Canada, claiming reimbursement of Part II Licence Fees paid over the last six years (the maximum period recoverable under applicable limitation periods). This suit was stayed on consent pending a decision of the Supreme Court of Canada on the CAB and Vidéotron appeals. The fees in question represented each year 1.365% of Bell TV’s annual revenue. On October 7, 2009, the Government announced that it reached a settlement with the parties. The Government has waived, upon withdrawal of the various appeals and civil actions, the fees for 2007, 2008, and 2009, which will be reversed in the fourth quarter of 2009, and announced that it would implement a new fee that would be capped at $100 million for the entire industry, subject to an inflation adjustment. Bell TV’s share of this $100 million has not been determined, but will be considerably less than the 1.365% of revenues that it paid in prior years.

Consultation of the Renewal of Cellular and PCS Spectrum Licences

As discussed in more detail in the BCE 2009 First Quarter MD&A, spectrum licences are issued with a 10-year term. Bell Mobility holds a number of cellular and PCS spectrum licences that expire in 2011 and that are used for providing cellular and PCS services. Industry Canada’s policy for spectrum licences is to hold consultations two years prior to licence expiry to consider the renewal terms of existing licences as well as the conditions that will apply.
     Industry Canada has stated its intention to commission a separate study to assess the current market value of cellular and PCS spectrum as input into its consideration of renewal fees. This study, which is anticipated to be completed late in the fourth quarter of 2009, will include an international fee comparison and a review of auction prices paid for similar spectrum in Canada as well as internationally. The study has the potential to significantly impact Bell Mobility’s cost of spectrum. Bell Mobility filed comments in response to the consultation on May 29, 2009 and filed reply comments on June 30, 2009. Among other things, Bell Mobility argued for indefinite or 20 year licence terms, as opposed to the 10-year term proposed by Industry Canada. Bell Mobility also argued that, while it was questionable whether renewal fees should apply at all, any such fees should be restricted to a level sufficient to recover Industry Canada’s cost of managing the spectrum, as is currently the case in the United States. It is not possible to estimate, at this time, the impact that Industry Canada’s conclusions will have on our operations and results.

Accessibility for Ontarians with Disabilities Act, 2005 (AODA) – Proposed Standard for Pay Telephone Furniture

The Ontario government is currently considering a proposed standard under the AODA process which could require significant changes to the arrangement of all pay telephone furniture in Ontario. The proposed standard is in draft form now and open to public comment until October 16, 2009. Bell Canada currently has in excess of 35,000 pay telephones installed in Ontario. The average cost of renovating pay telephones to comply with the proposed standard is estimated to exceed $1,000 per unit. Bell Canada has submitted comments on October 16, 2009 to reduce the cost of compliance.

Assumptions and Risks that Could Affect Our Business and Results

ASSUMPTIONS MADE IN THE PREPARATION OF FORWARD-LOOKING STATEMENTS

As at the date of this MD&A, our forward-looking statements set out in the BCE 2008 Annual MD&A, as subsequently updated in the BCE 2009 First Quarter MD&A, the BCE 2009 Second Quarter MD&A and in this MD&A, are based on the following assumptions.

Assumptions About the Canadian Economy

  Canadian GDP to decrease by approximately 2%, compared to 2008, consistent with estimates by the six major banks in Canada the Bank of Canada’s target overnight rate to remain fairly stable at approximately 1%

  the Consumer Price Index as estimated by Statistics Canada to decline from 2008 levels to the range of 1.0% to 1.5%.

22  BCE  INC.  Q3 2009  QUARTERLY REPORT

Management’s Discussion and Analysis

Canadian Market Assumptions

  revenues generated by the residential voice telecommunications market to continue to decrease due to wireless substitution and other factors including e-mail and instant messaging substitution current levels of competition to continue for residential and business local voice telephony, as cable operators and other telecom service providers maintain the intensity of their marketing efforts and continue to leverage their network footprints to pursue market share in our regions wireless industry penetration growth in 2009 to be similar to 2008, subject to the economic environment potentially causing a slowing of growth.

Operational and Financial Assumptions Concerning Bell Canada (Excluding Bell Aliant)

  many of our lines of business to provide good resiliency and protection from an economic downturn so that spending on our core wireline telephone services should not be severely impacted given the importance of these services to both residential and business customers reduced housing starts and residential moves to contribute to reduced customer turnover

  Business market demand to be adversely affected as business clients revisit their investment plans due to tighter credit availability, economic uncertainty, continued competition from offshore manufacturing and reduced public sector spending the softening of the Ontario and Québec business markets to continue with the potential to drive business NAS erosion higher more conservative investments by business market customers to result in lower capital spending requirements to support business customers the economic recessionary environment, increased price competition and the introduction of new wireless entrants, potentially in late 2009, to put pressure on ARPU and result in customer satisfaction and retention becoming even more critical over time residential NAS losses to decline in 2009 compared to 2008

  Bell’s revenue outlook was derived in the context of a worsening economy

  Bell’s total net benefit plans cost and employee benefit plans funding to increase

  Bell’s capital intensity targeted at levels slightly lower than 2008

  Bell to continue to invest in extending its fibre network

  Bell’s 100-day plan and other identified cost reduction opportunities to deliver additional annualized cost savings compared to those achieved in 2008.

Financial Assumptions Concerning BCE

  restructuring and other charges lower than 2008 (excluding the impact of the privatization transaction and charges related to the deferral account)

  depreciation and amortization expense targeted at levels slightly above 2008

  BCE’s effective tax rate to decrease compared to 2008

  relatively stable cash taxes given the accelerated utilization of Bell’s investment tax credit carry-forwards.

Assumptions About Transactions

  the permanent repayment of long-term public debt maturing in 2009.

Please see the sections entitled Business Outlook and Assumptions Made in the Preparation of Forward-Looking Statements in the BCE 2008 Annual MD&A at pages 26 to 27 and page 63 of the BCE 2008 Annual Report, as subsequently updated in the BCE 2009 First Quarter MD&A and the BCE 2009 Second Quarter MD&A, for a more complete description of the above and other assumptions for 2009 that we made in preparing forward-looking statements. If our assumptions turn out to be inaccurate, our actual results could be materially different than what we expect.

RISKS THAT COULD AFFECT OUR BUSINESS AND RESULTS

A risk is the possibility that an event might happen in the future that could have a negative effect on our financial condition, results of operations or business. Part of managing our business is to understand what these potential risks could be and to mitigate them where we can.
     The actual effect of any event on our business and results could be materially different from what we currently anticipate. In addition, our description of risks does not include all possible risks.

BCE INC.  Q3 2009  QUARTERLY REPORT  23

Management’s Discussion and Analysis

     In the BCE 2008 Annual MD&A we provided a detailed review of risks that could affect our financial condition, results of operations or business and that could cause actual results to differ materially from those expressed in or implied by our forward-looking statements. This detailed description of risks was updated in the BCE 2009 First Quarter MD&A and the BCE 2009 Second Quarter MD&A, and is further updated in this MD&A. The risks described in the BCE 2008 Annual MD&A, as updated in the BCE 2009 First Quarter MD&A and the BCE 2009 Second Quarter MD&A, included risks associated with:

  general economic and credit market conditions, the level of consumer confidence and spending, and the demand for, and prices of, our products and services our ability to implement our strategies and plans in order to produce the expected benefits our ability to continue to implement our cost reduction initiatives and contain capital intensity while seeking to improve customer service the intensity of competitive activity, including the increase in wireless competitive activity that could result from Industry Canada’s licensing of AWS spectrum, and the resulting impact on our ability to retain existing and attract new customers, and on our pricing strategies and financial results increased contributions to employee benefit plans

  our ability to respond to technological changes and rapidly offer new products and services events affecting the functionality of, and our ability to protect, maintain and replace, our networks, IT systems and software our ability to maintain customer service and our networks operational in the event of the occurrence of epidemics, pandemics and other health risks events affecting the ability of third-party suppliers to provide to us essential products and services labour disruptions

  the potential adverse effects on our Internet and wireless businesses of network congestion due to a significant increase in broadband demand our ability to raise the capital we need to implement our business plan, including for BCE Inc.’s dividend payments and to fund capital and other expenditures our ability to discontinue certain traditional services as necessary to improve capital and operating efficiencies regulatory initiatives or proceedings, litigation and changes in laws or regulations launch and in-orbit risks of satellites used by Bell TV

  competition from unregulated U.S. DTH satellite television services sold illegally in Canada and the theft of our satellite television services

  BCE Inc.’s dependence on its subsidiaries’ ability to pay dividends stock market volatility

  depending, in particular, on the economic, competitive and technological environment at any given time, and subject to dividends being declared by the board of directors, there can be no certainty that BCE Inc.’s dividend policy will be maintained

  Bell Aliant’s ability to make distributions to BCE Inc. and Bell Canada health concerns about radio frequency emissions from wireless devices loss of key executives.

Please see the section entitled Risks that Could Affect Our Business and Results in the BCE 2008 Annual MD&A at pages 63 to 68 of the BCE 2008 Annual Report, as updated in the BCE 2009 First Quarter MD&A and the BCE 2009 Second Quarter MD&A, and as further updated below, and the sections entitled Our Competitive Environment and Our Regulatory Environment in the BCE 2008 Annual MD&A, at pages 53 to 62 of the BCE 2008 Annual Report, as updated in the BCE 2009 First Quarter MD&A and the BCE 2009 Second Quarter MD&A, as the case may be, and as further updated in this MD&A, for a more complete description of the above-mentioned and other risks.

UPDATES TO THE DESCRIPTION OF RISKS

The following are significant updates to the description of risks contained in the section entitled Risks that Could Affect Our Business and Results of the BCE 2008 Annual MD&A, as subsequently updated in the BCE 2009 First Quarter MD&A and the BCE 2009 Second Quarter MD&A. For ease of reference, the updates to the description of risks below have, where applicable, been presented under the same headings and in the same order as in the section entitled Risks that Could Affect Our Business and Results of the BCE 2008 Annual MD&A.

Renegotiating collective bargaining agreements with employees could result in higher labour costs and work disruptions

As discussed in more detail in the BCE 2008 Annual MD&A, as subsequently updated in the BCE 2009 First Quarter MD&A and the BCE 2009 Second Quarter MD&A, the collective agreement between the Communications, Energy and Paperworkers’ Union of Canada (CEP) and Bell Canada covering approximately 7,200 clerical and associated employees expired on May 31, 2009.

24  BCE  INC.  Q3 2009  QUARTERLY REPORT

Management’s Discussion and Analysis

     On August 9, 2009, Bell Canada and the CEP signed a memorandum of agreement which was presented to the employees covered by the collective agreement. On September 9, 2009, Bell Canada was advised by the CEP that the clerical and associated employees voted to reject the settlement. The CEP asked the federal Minister of Labour to appoint a conciliator to resume negotiations with Bell Canada. A conciliator was appointed on September 16, 2009. The conciliator met both parties in October 2009. Negotiations are ongoing.
     Bell Mobility was formally notified on October 28, 2009 that the CEP filed an application for certification to represent approximately 1,570 Bell Mobility client care employees working in the Mississauga region in Ontario.

Our Accounting Policies

BASIS OF PRESENTATION

We have prepared the consolidated financial statements according to Canadian GAAP using the same basis of presentation and accounting policies as outlined in Note 1 of the annual consolidated financial statements for the year ended December 31, 2008, except as noted below.

COMPARATIVE FIGURES

We have reclassified some of the amounts for the previous periods in the consolidated financial statements to make them consistent with the presentation for the current period.
     In 2009 we decided to sell certain of our businesses and they are now shown as discontinued operations. We have restated financial information for the previous periods to reflect these decisions.

ADOPTION OF NEW ACCOUNTING STANDARDS

Goodwill and Intangible Assets

The Canadian Accounting Standards Board (AcSB) issued section 3064, Goodwill and Intangible Assets, which establishes standards for the recognition, measurement, presentation and disclosure of intangible assets. Section 3064 came into effect on January 1, 2009 replacing section 3062, Goodwill and Other Intangible Assets and section 3450, Research and Development Costs. Adoption of this new standard did not have a significant impact on our financial results.

INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

The AcSB has set January 1, 2011, as the date that IFRS will replace current Canadian GAAP for publicly accountable enterprises, which includes Canadian reporting issuers. Financial reporting under IFRS differs from Canadian GAAP in a number of respects, some of which are significant. IFRS on the date of adoption also is expected to differ from current IFRS due to new IFRS standards and pronouncements that are expected to be issued before the changeover date. We will prepare our financial statements in accordance with IFRS for periods commencing as of January 1, 2011.
     The following information is presented pursuant to the October 2008 recommendations of the Canadian Performance Reporting Board relating to pre-2011 communications about IFRS conversion and to comply with Canadian Securities Administrators Staff Notice 52-320, Disclosure of Expected Changes in Accounting Policies Relating to Changeover to IFRS. This information is provided to allow investors and others to obtain a better understanding of our IFRS changeover plan and the resulting possible effects on, for example, our financial statements and operating performance measures. Readers are cautioned, however, that it may not be appropriate to use such information for any other purpose. This information also reflects our most recent assumptions and expectations; circumstances may arise, such as changes in IFRS, regulations or economic conditions, which could change these assumptions or expectations.

Progress Towards Completion of Our IFRS Changeover Plan

Summarized below is a description of our progress towards completion of selected key activities of our IFRS changeover plan as of September 30, 2009. Refer to page 72 of BCE Inc’s 2008 Annual Report for a description of our changeover plan. At this time, we cannot quantify the impact that the future adoption of IFRS will have on our financial statements and operating performance measures, however, such impact may be material. We also expect the changeover to IFRS to impact internal controls over financial reporting, disclosure controls and procedures, and IT systems and processes. Additional information will be provided as we move towards the changeover date.

BCE INC.  Q3 2009  QUARTERLY REPORT  25

Management’s Discussion and Analysis

	SELECTED KEY ACTIVITIES	MILESTONES/DEADLINES	PROGRESS TO DATE

Financial statement preparation

Identify relevant differences between IFRS and our accounting policies and practices and design and implement solutions

Evaluate and select one-time and ongoing accounting policy alternatives

Benchmark findings with peer companies

Prepare financial statements and related note disclosures to comply with IFRS

Quantify the effects of changeover to IFRS

Assessment and quantification of the significant effects of the changeover completed by approximately the third quarter of 2010 Final selection of accounting policy alternatives by the changeover date

Completed the identification of IFRS differences

Completed the design of solutions, including business processes, to resolve most significant IFRS differences; solutions to address remaining differences will be complete in the fourth quarter of 2009

Assessment of one-time transition choices has begun

Evaluation and selection of accounting policy alternatives is substantially complete but will continue to be assessed

Accumulation of data necessary to establish adjustments to account balances as at the date of transition and estimate ongoing financial impacts has commenced

Training and communication

Provide training to affected employees of operating units, management and the board of directors and relevant committees thereof, including the Audit Committee

Engage subject matter experts to assist in the transition

Communicate progress of changeover plan to internal and external stakeholders

Timely training provided to align with work under changeover – training completed by mid-2010

Communicate effects of changeover in time for 2011 financial planning process, by the third quarter of 2010

Completed detailed training for resources directly engaged in the changeover and general training to the broader group of finance employees

Periodic internal and external communications about our progress are ongoing

Change management plans have been developed to address training needs for the remainder of 2009 and 2010

Third-party subject matter experts have validated our design work and continue to provide assistance in the transition

Our auditors are providing input as significant milestones are met

IT systems

Identify and address IFRS differences that require changes to financial systems

Evaluate and select methods to address need for dual record-keeping during 2010 (IFRS and Canadian GAAP) for comparatives and budget and planning purposes in 2011

Changes to significant systems and dual record-keeping process completed in time for the first quarter of 2010

IFRS differences with system impacts identified and design of significant IT solutions is complete

IT development and testing of dual record-keeping and capital accounting solutions is nearing completion

Contractual arrangements and compensation

Identify impact of changeover on contractual arrangements, including customer and supplier agreements, financial covenants and employee compensation plans

Make any required changes to arrangements and plans

		Changes completed by the third quarter of 2010	IFRS differences with potential impacts on contractual arrangements and compensation plans identified

Internal control over financial reporting (ICFR)

Revise existing internal control processes and procedures to address significant changes to existing accounting policies and practices, including the need for dual record-keeping during 2010

Design and implement internal controls with respect to one-time changeover adjustments and related communications

Changes completed by the first quarter of 2010

Conduct management evaluation of new or revised controls throughout 2010

Update Chief Executive Officer/Chief Financial Officer certification process by the fourth quarter of 2010

Monitoring design of solutions to address IFRS differences to permit concurrent design or revision and implementation of necessary internal controls. Testing of automated controls has commenced.

Disclosure controls and procedures (DC&P)	For changes to accounting policies and practices identified, assess the DC&P design and effectiveness implications	See ICFR deadlines above	MD&A disclosures began in December 2008 Project steering committee, including Investor Relations, meets monthly to track progress

26  BCE  INC.  Q3 2009  QUARTERLY REPORT

Management’s Discussion and Analysis

Controls and Procedures

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

In accordance with the provisions of National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings, the Chief Executive Officer and the Chief Financial Officer of BCE Inc. have limited the scope of their design of BCE’s disclosure controls and procedures and internal control over financial reporting to exclude controls, policies and procedures of The Source, which we acquired on July 1, 2009. The Source’s contribution to our consolidated financial statements for the quarter ended September 30, 2009 was approximately 3% of consolidated revenues and less than 1% of consolidated earnings. Additionally, at September 30, 2009, The Source’s current assets and current liabilities were 5% and 2% of consolidated current assets and current liabilities, respectively, and its long-term assets and long-term liabilities were both less than 1% of consolidated long-term assets and long-term liabilities.
     Further details related to acquisitions are disclosed in note 6 to BCE’s unaudited consolidated financial statements for the third quarter of 2009.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

No changes were made in our internal control over financial reporting during the quarter ended September 30, 2009 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Non-GAAP Financial Measures

This section describes the non-GAAP financial measures we use in the MD&A to explain our financial results. It also provides reconciliations of the non-GAAP financial measures to the most comparable Canadian GAAP financial measures.

EBITDA

The term EBITDA (earnings before interest, taxes, depreciation and amortization of intangible assets) does not have any standardized meaning according to Canadian GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies.
     We define EBITDA as operating revenues less cost of revenue and selling, general and administrative expenses, meaning it represents operating income before depreciation, amortization of intangible assets and restructuring and other.
     We use EBITDA, among other measures, to assess the operating performance of our ongoing businesses without the effects of depreciation, amortization of intangible assets and restructuring and other. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. We exclude depreciation and amortization of intangible assets because it largely depends on the accounting methods and assumptions a company uses, as well as non-operating factors such as the historical cost of capital assets. Excluding restructuring and other does not imply they are non-recurring.
     EBITDA allows us to compare our operating performance on a consistent basis. We believe that certain investors and analysts use EBITDA to measure a company’s ability to service debt and to meet other payment obligations, or as a common measurement to value companies in the telecommunications industry.

BCE INC.  Q3 2009  QUARTERLY REPORT  27

Management’s Discussion and Analysis

     The most comparable Canadian GAAP financial measure is operating income. The following tables are reconciliations of operating income to EBITDA on a consolidated basis for BCE, Bell and for our Bell Wireline and Bell Wireless segments.

BCE	Q3 2009	Q3 2008	YTD 2009	YTD 2008

Operating income	782	667	2,440	2,203
Depreciation and amortization of intangible assets	828	792	2,467	2,396
Restructuring and other	191	310	445	664

EBITDA	1,801	1,769	5,352	5,263

BELL	Q3 2009	Q3 2008	YTD 2009	YTD 2008

Operating income	583	463	1,860	1,623
Depreciation and amortization of intangible assets	688	654	2,046	1,970
Restructuring and other	177	310	418	664

EBITDA	1,448	1,427	4,324	4,257

BELL WIRELINE	Q3 2009	Q3 2008	YTD 2009	YTD 2008

Operating income	229	125	868	676
Depreciation and amortization of intangible assets	564	529	1,662	1,613
Restructuring and other	180	299	417	642

EBITDA	973	953	2,947	2,931

BELL WIRELESS	Q3 2009	Q3 2008	YTD 2009	YTD 2008

Operating income	354	338	992	947
Depreciation and amortization of intangible assets	124	125	384	357
Restructuring and other	(3)	11	1	22

EBITDA	475	474	1,377	1,326

OPERATING INCOME BEFORE RESTRUCTURING AND OTHER

The term operating income before restructuring and other does not have any standardized meaning according to Canadian GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies.
     We use operating income before restructuring and other, among other measures, to assess the operating performance of our ongoing businesses without the effects of restructuring and other. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding restructuring and other does not imply they are non-recurring.
     The most comparable Canadian GAAP financial measure is operating income. The following tables are reconciliations of operating income to operating income before restructuring and other on a consolidated basis for BCE and Bell and for our Bell Wireline and Bell Wireless segments.

BCE	Q3 2009	Q3 2008	YTD 2009	YTD 2008

Operating income	782	667	2,440	2,203
Restructuring and other	191	310	445	664

Operating income before restructuring and other	973	977	2,885	2,867

BELL	Q3 2009	Q3 2008	YTD 2009	YTD 2008

Operating income	583	463	1,860	1,623
Restructuring and other	177	310	418	664

Operating income before restructuring and other	760	773	2,278	2,287

BELL WIRELINE	Q3 2009	Q3 2008	YTD 2009	YTD 2008

Operating income	229	125	868	676
Restructuring and other	180	299	417	642

Operating income before restructuring and other	409	424	1,285	1,318

BELL WIRELESS	Q3 2009	Q3 2008	YTD 2009	YTD 2008

Operating income	354	338	992	947
Restructuring and other	(3)	11	1	22

Operating income before restructuring and other	351	349	993	969

28  BCE  INC.  Q3 2009  QUARTERLY REPORT

Management’s Discussion and Analysis

ADJUSTED NET EARNINGS

The term Adjusted net earnings does not have any standardized meaning according to Canadian GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies.
     We define Adjusted net earnings as net earnings before restructuring and other and net (gains) losses on investments.
     We use Adjusted net earnings and Adjusted EPS, among other measures, to assess the operating performance of our ongoing businesses without the effects of after-tax restructuring and other, and net (gains) losses on investments. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.
     The most comparable Canadian GAAP financial measure is net earnings applicable to common shares. The following table is a reconciliation of net earnings applicable to common shares to Adjusted net earnings on a consolidated basis and per BCE Inc. common share.

		Q3 2009		Q3 2008		YTD 2009		YTD 2008

	TOTAL	PER SHARE	TOTAL	PER SHARE	TOTAL	PER SHARE	TOTAL	PER SHARE

Net earnings applicable to common shares	558	0.72	248	0.31	1,281	1.65	867	1.08
Restructuring and other	123	0.16	210	0.25	291	0.38	455	0.56
Net (gains) losses on investments	(32)	(0.04)	30	0.04	(30)	(0.04)	48	0.06

Adjusted net earnings	649	0.84	488	0.60	1,542	1.99	1,370	1.70

FREE CASH FLOW

The term free cash flow does not have any standardized meaning according to Canadian GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies.
     We define free cash flow as cash flows from operating activities and distributions received from Bell Aliant less capital expenditures, preferred share dividends, distributions paid by subsidiaries to non-controlling interest, other investing activities and Bell Aliant free cash flow.
     We consider free cash flow to be an important indicator of the financial strength and performance of our business because it shows how much cash is available to repay debt and reinvest in our company. We present free cash flow consistently from period to period, which allows us to compare our financial performance on a consistent basis.
     We believe that certain investors and analysts use free cash flow to value a business and its underlying assets.
     The most comparable Canadian GAAP financial measure is cash flows from operating activities. The following table is a reconciliation of cash flows from operating activities to free cash flow on a consolidated basis.

	Q3 2009	Q3 2008	YTD 2009	YTD 2008

Cash flows from operating activities	1,537	1,649	3,936	4,092
Bell Aliant distributions to BCE	73	73	219	218
Capital expenditures	(704)	(705)	(2,094)	(1,965)
Other investing activities	(38)	(732)	(78)	(727)
Dividends paid on preferred shares	(26)	(31)	(81)	(98)
Distributions paid by subsidiaries to non-controlling interest	(93)	(92)	(277)	(274)
Bell Aliant free cash flow	(100)	(76)	(184)	(204)

Free cash flow	649	86	1,441	1,042

BCE INC.  Q3 2009  QUARTERLY REPORT  29

Consolidated Statements of Operations

FOR THE PERIOD ENDED SEPTEMBER 30			THREE MONTHS		NINE MONTHS
(in $ millions, except share amounts) (unaudited)	NOTE	2009	2008	2009	2008

Operating revenues		4,457	4,437	13,085	13,185

Cost of revenue, exclusive of depreciation and amortization		(1,152)	(1,087)	(3,267)	(3,215)
Selling, general and administrative expenses		(1,504)	(1,581)	(4,466)	(4,707)
Depreciation		(636)	(619)	(1,891)	(1,854)
Amortization of intangible assets		(192)	(173)	(576)	(542)
Restructuring and other	3	(191)	(310)	(445)	(664)

Total operating expenses		(3,675)	(3,770)	(10,645)	(10,982)

Operating income		782	667	2,440	2,203
Other (expense) income		(24)	2	(46)	30
Interest expense		(171)	(193)	(541)	(584)

Pre-tax earnings from continuing operations		587	476	1,853	1,649
Income tax recovery (expense)	4	87	(82)	(227)	(385)
Non-controlling interest		(90)	(91)	(254)	(254)

Earnings from continuing operations		584	303	1,372	1,010
Discontinued operations		–	(23)	(10)	(49)

Net earnings		584	280	1,362	961
Dividends on preferred shares		(26)	(32)	(81)	(94)

Net earnings applicable to common shares		558	248	1,281	867

Net earnings per common share – basic
Continuing operations		0.72	0.34	1.66	1.14
Discontinued operations		–	(0.03)	(0.01)	(0.06)
Net earnings		0.72	0.31	1.65	1.08
Net earnings per common share – diluted
Continuing operations		0.72	0.33	1.66	1.13
Discontinued operations		–	(0.03)	(0.01)	(0.06)
Net earnings		0.72	0.30	1.65	1.07
Dividends per common share		0.405	–	1.175	0.365
Average number of common shares outstanding – basic (millions)		767.2	806.0	774.8	805.6

30  BCE  INC.  Q3 2009  QUARTERLY REPORT

Consolidated Statements of Comprehensive Income

FOR THE PERIOD ENDED SEPTEMBER 30		THREE MONTHS		NINE MONTHS
(in $ millions) (unaudited)	2009	2008	2009	2008

Net earnings	584	280	1,362	961
Other comprehensive income (loss) – net of income taxes and non-controlling interest
Net change in unrealized gains (losses) on available-for-sale financial assets	55	(91)	109	(111)
Net change in unrealized gains (losses) on derivatives designated as cash flow hedges	2	(1)	(24)	–
Net change in unrealized gains on currency translation adjustment (CTA)	1	2	3	1

Other comprehensive income (loss)	58	(90)	88	(110)

Comprehensive income	642	190	1,450	851

Consolidated Statements of Deficit

FOR THE PERIOD ENDED SEPTEMBER 30			THREE MONTHS		NINE MONTHS
(in $ millions) (unaudited)	NOTE	2009	2008	2009	2008

Balance at beginning of period		(1,586)	(1,353)	(1,468)	(1,679)
Net earnings		584	280	1,362	961
Dividends declared on preferred shares		(26)	(32)	(81)	(94)
Dividends declared on common shares		(310)	–	(907)	(294)
Excess of purchase price over stated capital of cancelled common shares and related contributed surplus	8	–	–	(244)	–
Other		–	(1)	–	–

Balance at end of period		(1,338)	(1,106)	(1,338)	(1,106)

BCE INC.  Q3 2009  QUARTERLY REPORT  31

Consolidated Balance Sheets

		SEPTEMBER 30,	DECEMBER 31,
(in $ millions) (unaudited)	NOTE	2009	2008

ASSETS

Current assets
Cash and cash equivalents		1,187	3,052
Accounts receivable		1,450	1,826
Future income taxes		134	86
Inventory	5	473	272
Prepaid and other expenses		417	303
Current assets of discontinued operations		3	39

Total current assets		3,664	5,578

Capital assets
Property, plant and equipment		19,392	19,406
Finite-life intangible assets		2,541	2,693
Indefinite-life intangible assets		3,778	3,697

Total capital assets		25,711	25,796

Other long-term assets		2,530	2,610
Goodwill	6	5,820	5,659
Non-current assets of discontinued operations		6	20

Total assets		37,731	39,663

LIABILITIES

Current liabilities
Accounts payable and accrued liabilities		3,361	3,528
Interest payable		138	139
Dividends payable		353	337
Debt due within one year	7	560	2,201
Current liabilities of discontinued operations		11	22

Total current liabilities		4,423	6,227

Long-term debt	7	10,508	10,099
Other long-term liabilities		4,770	4,946

Total liabilities		19,701	21,272

Non-controlling interest		1,061	1,080

SHAREHOLDERS’ EQUITY

Preferred shares		2,770	2,770

Common shareholders’ equity
Common shares	8	12,921	13,525
Treasury stock	8	–	(86)
Contributed surplus	8	2,489	2,531
Accumulated other comprehensive income		127	39
Deficit		(1,338)	(1,468)

Total common shareholders’ equity		14,199	14,541

Total shareholders’ equity		16,969	17,311

Total liabilities and shareholders’ equity		37,731	39,663

32  BCE  INC.  Q3 2009  QUARTERLY REPORT

Consolidated Statements of Cash Flows

FOR THE PERIOD ENDED SEPTEMBER 30			THREE MONTHS		NINE MONTHS
(in $ millions) (unaudited)	NOTE	2009	2008	2009	2008

Cash flows from operating activities
Net earnings		584	280	1,362	961
Less: Losses from discontinued operations, net of income taxes and non-controlling interest		–	(23)	(10)	(49)

Earnings from continuing operations		584	303	1,372	1,010
Adjustments to reconcile earnings from continuing operations to cash flows from operating activities
Depreciation and amortization of intangible assets		828	792	2,467	2,396
Net benefit plans cost	10	86	69	262	210
Restructuring and other	3	191	310	445	664
(Gains) losses on investments		(36)	14	(38)	16
Future income taxes		(228)	(23)	(246)	2
Non-controlling interest		90	91	254	254
Contributions to employee pension plans	10	(99)	(49)	(283)	(141)
Other employee future benefit plan payments	10	(25)	(25)	(72)	(72)
Payments of restructuring and other		(70)	(84)	(252)	(137)
Operating assets and liabilities		216	251	27	(110)

Cash flows from operating activities		1,537	1,649	3,936	4,092

Cash flows used in investing activities
Capital expenditures		(704)	(705)	(2,094)	(1,965)
Business acquisitions		(313)	–	(334)	(55)
Business dispositions		10	–	10	(10)
Going-private costs		–	(148)	(7)	(165)
Increase in investments		(2)	(1)	(3)	(5)
Decrease in investments		55	–	55	1
Other investing activities		(38)	(732)	(78)	(727)

Cash flows used in investing activities		(992)	(1,586)	(2,451)	(2,926)

Cash flows used in financing activities
(Decrease) increase in notes payable and bank advances		(5)	26	(155)	41
Issue of long-term debt		–	–	1,348	50
Repayment of long-term debt		(656)	(94)	(2,336)	(378)
Issue of common shares		–	11	2	27
Repurchase of common shares	8	–	–	(894)	–
Issue of equity securities by subsidiaries to non-controlling interest		–	1	–	1
Cash dividends paid on common shares		(296)	–	(891)	(587)
Cash dividends paid on preferred shares		(26)	(31)	(81)	(98)
Cash distributions paid by subsidiaries to non-controlling interest		(93)	(92)	(277)	(274)
Other financing activities		(38)	(9)	(79)	(30)

Cash flows used in financing activities		(1,114)	(188)	(3,363)	(1,248)

Cash flows used in continuing operations		(569)	(125)	(1,878)	(82)
Cash flows used in discontinued operations activities		(2)	(1)	(7)	(20)
Cash flows (used in) from discontinued investing activities		(6)	29	11	28
Cash flows used in discontinued financing activities		–	(2)	–	(2)

Net decrease in cash and cash equivalents		(577)	(99)	(1,874)	(76)
Cash and cash equivalents at beginning of period		1,766	2,681	3,063	2,658

Cash and cash equivalents at end of period		1,189	2,582	1,189	2,582

Consists of:
Cash and cash equivalents of continuing operations		1,187	2,573	1,187	2,573
Cash and cash equivalents of discontinued operations		2	9	2	9

Total		1,189	2,582	1,189	2,582

BCE INC.  Q3 2009  QUARTERLY REPORT  33

Notes to Consolidated Financial Statements

The interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) applicable to interim consolidated financial statements and should be read in conjunction with BCE Inc.’s annual consolidated financial statements for the year ended December 31, 2008, on pages 78 to 120 of BCE Inc.’s 2008 annual report.

These notes are unaudited.

We, us, our and BCE mean BCE Inc., its subsidiaries and joint ventures; Bell means our Bell Wireline and Bell Wireless segments on an aggregate basis; and Bell Aliant means Bell Aliant Regional Communications Income Fund and its affiliated entities.

All amounts are in millions of Canadian dollars, except where noted.

Note 1. Significant Accounting Policies

BASIS OF PRESENTATION

We have prepared the consolidated financial statements according to Canadian GAAP using the same basis of presentation and accounting policies as outlined in Note 1 of the annual consolidated financial statements for the year ended December 31, 2008, except as noted below.

COMPARATIVE FIGURES

We have reclassified some of the amounts for the previous periods in the consolidated financial statements to make them consistent with the presentation for the current period.
     In 2009 we decided to sell certain of our businesses and they are now shown as discontinued operations. We have restated financial information for the previous periods to reflect these decisions.

ADOPTION OF NEW ACCOUNTING STANDARDS

Goodwill and Intangible Assets

The Canadian Accounting Standards Board issued section 3064, Goodwill and Intangible Assets, which establishes standards for the recognition, measurement, presentation and disclosure of intangible assets. Section 3064 came into effect on January 1, 2009 replacing section 3062, Goodwill and Other Intangible Assets and section 3450, Research and Development Costs. Adoption of this new standard did not have a significant impact on our financial results.

34  BCE  INC.  Q3 2009  QUARTERLY REPORT

Notes to Consolidated Financial Statements

Note 2. Segmented Information

The following table is a summary of financial information by segment for the last two years.

			THREE MONTHS		NINE MONTHS
FOR THE PERIOD ENDED SEPTEMBER 30		2009	2008	2009	2008

Operating revenues

Bell Wireline	External customers	2,580	2,535	7,589	7,639
	Inter-segment	79	97	237	275

		2,659	2,632	7,826	7,914

Bell Wireless	External customers	1,162	1,166	3,323	3,311
	Inter-segment	16	9	37	35

		1,178	1,175	3,360	3,346

Inter-segment eliminations – Bell		(49)	(65)	(148)	(187)

Bell		3,788	3,742	11,038	11,073

Bell Aliant	External customers	715	736	2,173	2,235
	Inter-segment	71	76	216	256

		786	812	2,389	2,491

Inter-segment eliminations – BCE		(117)	(117)	(342)	(379)

Total operating revenues		4,457	4,437	13,085	13,185

Operating income

Bell Wireline		229	125	868	676
Bell Wireless		354	338	992	947

Bell		583	463	1,860	1,623
Bell Aliant		199	204	580	580

Total operating income		782	667	2,440	2,203
Other (expense) income		(24)	2	(46)	30
Interest expense		(171)	(193)	(541)	(584)
Income tax recovery (expense)		87	(82)	(227)	(385)
Non-controlling interest		(90)	(91)	(254)	(254)

Earnings from continuing operations		584	303	1,372	1,010

Note 3. Restructuring and Other

		THREE MONTHS		NINE MONTHS
FOR THE PERIOD ENDED SEPTEMBER 30	2009	2008	2009	2008

Employee costs
Bell	(12)	(214)	(186)	(246)
Bell Aliant	(13)	–	(24)	–
Real estate
Bell	(13)	(21)	(66)	(30)

Total restructuring costs	(38)	(235)	(276)	(276)
Other charges	(153)	(75)	(169)	(388)

Total restructuring and other	(191)	(310)	(445)	(664)

The liability for restructuring costs at September 30, 2009 is as follows:

	BELL	BELL ALIANT	CONSOLIDATED

Balance at December 31, 2008	205	66	271
Employee costs(1)	129	24	153
Real estate	66	–	66
Less: Cash payments	(183)	(58)	(241)

Balance at September 30, 2009	217	32	249

(1) Excludes amounts related to net benefit plans costs for Bell Canada ($57 million) included in the net pension liability.

BCE INC.  Q3 2009  QUARTERLY REPORT  35

Notes to Consolidated Financial Statements

Note 3. Restructuring and Other (continued)

RESTRUCTURING COSTS

Restructuring costs at Bell consist of:

  Employee termination charges related to voluntary and involuntary workforce reduction initiatives. The 2009 charge of $186 million includes $141 million relating to a voluntary retirement incentive.

  Real estate costs for relocating employees and closing real estate facilities that are no longer needed because of workforce reduction initiatives, charges for relocation and lease vacancy, and lease buyout costs related to the relocation to campus environments in Calgary, Toronto and Montréal. Our cumulative expense since 2004 as a result of workforce reduction initiatives is $231 million and since 2007 for costs for the campus moves is $118 million. The 2009 real estate costs of $66 million includes $13 million related to workforce reduction initiatives and $53 million to relocate employees to campus environments.

We expect to incur additional real estate costs as a result of these initiatives:

  Approximately $52 million to relocate employees and close additional real estate facilities as a result of workforce reduction initiatives, which will be expensed as incurred in our Bell Wireline segment

  Approximately $4 million for relocation costs related to the campus moves, which will be expensed as incurred in our Bell Wireline segment.

OTHER CHARGES

We recorded charges of $153 million in the third quarter of 2009 and $169 million year to date. The charges primarily related to the Supreme Court of Canada decision rendered in September 2009 to uphold the CRTC’s decision that the funds remaining in our deferral account could be used for uneconomic broadband expansion or returned to customers. In light of this ruling, we recorded a charge of $152 million for the years 2002 to 2006 in the third quarter, which reflects our current estimate of the remaining amount of our deferral account commitment. Our commitment under the deferral account is fully accrued in the financial statements.
     We recorded other charges of $388 million in the first nine months of 2008 related primarily to $236 million accrued in other long-term liabilities for the CRTC’s decision on the use of deferral account funds for the uneconomic expansion of broadband service, and to employee retention costs and other costs associated with the privatization transaction.

Note 4. Income Taxes

In the third quarter of 2009, various uncertain tax positions were resolved, which resulted in the reversal of tax liabilities.

Note 5. Inventory

	SEPTEMBER 30,	DECEMBER 31,
	2009	2008

Inventory
Work in progress	60	54
Finished goods	449	236
Provision	(36)	(18)

Total inventory	473	272

Note 6. Goodwill

The consolidated statements of operations include the results of acquired businesses from the date they were purchased. We cease including results from businesses we have sold on the date they are sold. The following table provides details about the changes in the carrying amounts of goodwill for the nine months ended September 30, 2009.

Balance at December 31, 2008	5,659
Current period acquisitions	162
Contingent consideration paid in respect of a prior year’s acquisition	5
Current period dispositions	(6)

Balance at September 30, 2009	5,820

36  BCE  INC.  Q3 2009  QUARTERLY REPORT

Notes to Consolidated Financial Statements

During the first nine months of 2009, we made a number of business acquisitions including:

  On July 1, 2009, we acquired the shares of Bluebottle Mobile Canada Inc. which owned the remaining 50% equity of Virgin Mobile Canada that we did not already own. Virgin is a mobile virtual network operator.

  On July 1, 2009, we acquired substantially all of the assets of the national electronics retailer The Source.

PURCHASE PRICE ALLOCATIONS

The purchase price allocations for 2009 acquisitions include certain estimates. The final purchase price allocation for each business acquisition will be complete within 12 months of the acquisition date.
     At September 30, 2009, pending the completion of the purchase price allocation, the identifiable assets and liabilities were recorded at their carrying value, except for current future income taxes which were recorded at fair value:

TOTAL

Consideration given:
Cash(1)	309
Acquisition costs	9

Purchase Price	318

Non-cash working capital	110
Property, plant and equipment	43
Other-long term assets	15
Finite-life intangible assets(2)
Software	14
Long-term debt	(13)
Other long-term liabilities	(19)

150

Cash and cash equivalents	6

Estimated value of net assets acquired	156

Goodwill	162

(1) An additional $17 million of cash is held in escrow pending final working capital adjustments.
(2) The majority of software acquired is being amortized over a weighted average period of 2 years.
(3) The above table includes the acquisitions of the Source and Virgin, which are individually immaterial.

All of the goodwill acquired in 2009 relates to our Wireless segment and $9 million is deductible for tax purposes.

Note 7. Debt

BCE INC.

On June 8, 2009, BCE Inc. redeemed early its 7.35% Series C Notes, having an outstanding principal amount of $650 million, which were due on October 30, 2009. We incurred a $16 million charge for the premium costs on early redemption which is included in Other (expense) income.

BELL CANADA

On July 30, 2009, Bell Canada redeemed early its 5.5% Series M-16 debentures, having an outstanding principal amount of $600 million, which were due on August 12, 2010. We incurred a $29 million charge for the premium costs on early redemption which is included in Other (expense) income.
     On June 29, 2009, Bell Canada issued 4.85% medium-term debentures for a principal amount of $1 billion which will mature on June 30, 2014.

BELL ALIANT

On May 12, 2009, Bell Aliant Regional Communications, Limited Partnership issued 6.29% medium-term notes with a principal amount of $350 million which will mature on February 17, 2015.

BCE INC.  Q3 2009  QUARTERLY REPORT  37

Notes to Consolidated Financial Statements

Note 8. Share Capital

NORMAL COURSE ISSUER BID (NCIB) PROGRAM

On December 12, 2008, BCE Inc. announced its plan to repurchase up to 5% of its outstanding common shares through a NCIB. On December 19, 2008, the Toronto Stock Exchange approved the 2008 NCIB program. In December 2008 and in 2009, BCE Inc. repurchased a total of 7.5 million and 32.5 million common shares, respectively. The total cost of the program was $986 million and was completed in May 2009.
     In 2009, BCE Inc. cancelled 36 million common shares, for a total cost of $894 million. Of the total cost, $606 million represents stated capital and reduced the total value of common shares and $44 million is a reduction of the contributed surplus attributable to the common shares. The remaining $244 million was charged to the deficit.
     The following table summarizes the NCIB activity for the periods noted.

	AT DECEMBER 31, 2008		AT SEPTEMBER 30, 2009			TOTAL

	NUMBER	TOTAL	NUMBER	TOTAL	NUMBER	TOTAL
	OF SHARES	COST	OF SHARES	COST	OF SHARES	COST

Shares repurchased (millions)	7.5	178.0	32.5	808.0	40.0	986.0
Shares cancelled	(4.0)	(92.0)	(36.0)	(894.0)	(40.0)	(986.0)

Note 9. Stock-Based Compensation Plans

STOCK OPTIONS

				WEIGHTED AVERAGE		WEIGHTED AVERAGE
				GRANT DATE FAIR VALUE		EXERCISE PRICE
	NUMBER OF OPTIONS			($)		($)

	NON-			NON-		NON-
	VESTED	VESTED	TOTAL	VESTED	VESTED	VESTED	VESTED	TOTAL

Outstanding, January 1, 2009	3,476,250	11,550,638	15,026,888	$4	$6	$29	$34	$33
Granted	–	–	–	–	–	–	–	–
Exercised	–	(106,323)	(106,323)	–	–	–	$17	$17
Vested	(898,750)	898,750	–	$4	$4	$31	$31	–
Forfeited	(77,500)	(3,044,783)	(3,122,283)	$4	$6	$31	$35	$35

Outstanding, September 30, 2009	2,500,000	9,298,282	11,798,282	$4	$5	$28	$34	$33

For the three months and nine months ended September 30, 2009, we recorded compensation expense for stock options of $1 million and $2 million, respectively. For the three months and nine months ended September 30, 2008, we recorded compensation expense for stock options of $2 million and $5 million, respectively.

RESTRICTED SHARE UNITS (RSUs)

NUMBER OF RSUs

Outstanding, January 1, 2009	5,033,924
Granted	2,221,728
Dividends credited	321,250
Forfeited	(377,449)

Outstanding, September 30, 2009	7,199,453

For the three months and nine months ended September 30, 2009, we recorded compensation expense for RSUs of $21 million and $66 million, respectively. For the three months and nine months ended September 30, 2008, we recorded compensation expense for RSUs of nil and $33 million, respectively.

38  BCE  INC.  Q3 2009  QUARTERLY REPORT

Notes to Consolidated Financial Statements

Note 10. Employee Benefit Plans

We provide pension and other post-employment benefits for most of our employees. These include defined benefit (DB) pension plans and defined contribution (DC) pension plans.

NET BENEFIT PLANS COST

		THREE MONTHS		NINE MONTHS
FOR THE PERIOD ENDED SEPTEMBER 30	2009	2008	2009	2008

Pension benefits
DB plans cost	(57)	(32)	(175)	(98)
DC plans cost	(11)	(12)	(34)	(35)
Other post-employment benefits cost	(18)	(25)	(53)	(77)

Net benefit plans cost(1)	(86)	(69)	(262)	(210)

(1) Net benefit plans cost is included as part of selling, general and administrative expenses in the statements of operations.

DB PLANS COST

	THREE MONTHS				NINE MONTHS

	PENSION BENEFITS		OTHER BENEFITS		PENSION BENEFITS		OTHER BENEFITS
FOR THE PERIOD ENDED SEPTEMBER 30	2009	2008	2009	2008	2009	2008	2009	2008

Current service cost	(43)	(63)	(2)	(3)	(132)	(195)	(6)	(9)
Interest cost on accrued benefit obligation	(223)	(216)	(24)	(25)	(669)	(648)	(74)	(75)
Expected return on plan assets	221	255	3	3	661	767	9	9
Amortization of past service costs (credits)	(2)	(1)	6	7	(4)	(3)	20	21
Amortization of net actuarial losses	(21)	(7)	–	(7)	(63)	(21)	(1)	(22)
Amortization of transitional asset (liability)	1	1	(1)	–	2	2	(1)	–
Decrease (increase) in valuation allowance	10	(1)	–	–	30	(2)	–	–
Other	–	–	–	–	–	2	–	(1)

DB plans cost	(57)	(32)	(18)	(25)	(175)	(98)	(53)	(77)

The following table shows the amounts we contributed to the DB and DC pension plans and the payments made to beneficiaries under other post-employment benefit plans.

	THREE MONTHS				NINE MONTHS

	PENSION BENEFITS		OTHER BENEFITS		PENSION BENEFITS		OTHER BENEFITS
FOR THE PERIOD ENDED SEPTEMBER 30	2009	2008	2009	2008	2009	2008	2009	2008

Bell Canada	(63)	(23)	(23)	(22)	(188)	(59)	(66)	(65)
Bell Aliant	(36)	(26)	(2)	(3)	(95)	(82)	(6)	(7)

Total	(99)	(49)	(25)	(25)	(283)	(141)	(72)	(72)

Comprised of:
Contributions to DB plans	(89)	(39)	(25)	(25)	(251)	(108)	(72)	(72)
Contributions to DC plans	(10)	(10)	–	–	(32)	(33)	–	–

BCE INC.  Q3 2009  QUARTERLY REPORT  39

Investor Relations
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This document has been filed by BCE Inc.
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Commission. It can be found on BCE Inc.’s
website at www.bce.ca, on SEDAR at
www.sedar.com and on EDGAR at
www.sec.gov or is available upon
request from:

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Plan (DRP), direct deposit of dividend
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mailings or the receipt of quarterly reports,
please contact:

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tel: 514-982-7555
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